





PAR

annual report 2006

(In thousands, except per share amounts)		Year ended December 31, 2006		2005		2004
Revenue	$	208,667	$	205,639	$	174,884
Net income	$	5,721	$	9,432	$	5,635
Earnings per share, diluted	$	0.39	$	0.64	$	0.41
Cash and cash equivalents	$	4,273	$	4,982	$	8,696
Total assets	$	142,796	$	125,149	$	111,752
Shareholders' equity	$	86,083	$	78,492	$	63,574
Cash provided by (used in) operating activities	$	(3,550)	$	11,487	$	19,488


174,884
205,639
208,667
2004
2005
2006
Revenue (in $ thousands)


5,635
9,432
5,721
2004
2005
2006
Net income (in $ thousands)


0.41
0.64
0.39
2004
2005
2006
Earnings per share, diluted

a message from the chairman

Fiscal 2006 marked significant progress toward achieving a number of important objectives. In particular, we extended our strategic direction to position the company as a knowledge-based, total solutions technology company for the hospitality and government services industry.

2006 was a somewhat disappointing year in terms of achieving earnings growth and improving our return on investment. The environment was challenging for PAR as we initiated a transition to next generation product offerings and made the necessary investments to ensure success for the long-term. Net earnings were $5.7 million, or $0.39 per share, compared with $9.4 million, or $0.64 per share in 2005.

Strategic Direction

In November, we announced an extension to our strategic direction including a detailed investment strategy in three separate areas of our business. We intend to invest over the next few years to create next generation hospitality software, to expand our global partner sales channels and to grow our international infrastructure with a particular focus on China and the Pacific Rim. We intend that each of these areas of investment will have clear performance accountability as it pertains to the investment strategy.

Software Investment

Specific actions initiated in 2006 included extending our software strategy with the November acquisition of SIVA Corporation's software assets, substantially improving our enterprise-centric, web-based software offerings. This software will enhance our product offerings in a number of important ways.

First, this software will provide our customers unparalleled extendibility by allowing rapid, cost-effective integration of new technologies using industry standard interfaces. Customers will be able to take advantage of emerging web-based technology providing them the competitive edge and lower costs necessary to be successful in today's restaurant marketplace.

Secondly, this software has been designed as an enterprise solution for multiple-store owners. Fundamental to its design is the ability to manage remote stores from a central corporate facility and to derive and disseminate actionable information to authorized personnel via the web.

Lastly, the software has been designed to run either in the store or on a remote corporate server across a wide area network. This feature provides the option to remove complex software and hardware from the store, greatly simplifying deployment, operation, upgrading and maintenance of store systems. Several studies have shown that removal of store complexity will lower cost of ownership by up to 25% over the life of the store system.

Several major chains are, and will be, seeking "nextgen" web-based software solutions to enhance their business operations. With PAR's acquisition of SIVA's software assets, we currently have the leading enterprise-centric, web-based "nextgen" software product for the hospitality industry.

Global Partner Sales Channel Investment

The Company's investments will also include expanding our existing distribution channels for our products and services with emphasis on growing our penetration in the global independent table-service restaurant industry. Our acquisition of PixelPoint Technologies in 2005 gave PAR the necessary software for this market and now, with the introduction of a new family of lower cost terminals, we will have a complete set of cost-effective product offerings for the independent table-service restaurant market. Our channel strategy also includes leveraging our industry recognized service organization. We will offer our partners a menu of service options delivered by PAR personnel. These options include a variety of PAR services to support our channel partners as well as complementary services sold by our partners to the end customer.

International Infrastructure Investment

Our third area of internal investment is focused on extending our international capability. We are well aware of the rapidly growing international hospitality markets driven by the accelerated expansion of our customers' sites overseas; in particular China, as well as growth provided by new "in-country" concepts. The Chinese Restaurant Association has predicted that restaurant expansion in China will experience double-digit growth for the next 15 years. Additionally, Yum! Brands has stated that their management team envisions eventually having more restaurants in China than in the United States.

We have recently opened up a sales and service office in Shanghai to expand our presence and to meet the planned dramatic growth of McDonald's. Our goal is to create an infrastructure in China that mirrors our capabilities within the United States within 5 years. That infrastructure will include manufacturing and lifecycle support. Beyond China, we have plans to expand in India, the Pacific Rim, Latin America, the Middle East and Europe.

Our investment strategy will allow for the long-term success of PAR and alleviate the somewhat choppy/lumpy results we have posted historically from quarter to quarter. With the objectives to add new customers and to broaden our distribution we can expect smoother revenue flow.

"Nextgen" enterprise-centric, web-based software will help us win new chain accounts and broader distribution via global sales channels, will serve to add many more independent restaurant customers, and with an expanding global infrastructure, we will be well positioned to participate in the rapidly growing international hospitality markets. With success in these endeavors we expect revenue flow will smooth out as our dependency on major accounts diminishes.

2006 Achievements

In recent years, including 2006, PAR had several achievements worth noting. Over the past two years PAR's software and service margins have each increased by 900 basis points. Our strategy of increasing the software content in our solutions sales is working. We anticipate that this trend can continue with successful extensions of our new enterprise-centric, web-based software. Our focus will continue to be on increasing software revenues, which in the long term will improve the profitability of our Company.

In 2006 International sales grew 22% from the previous year. Aiding this growth was our penetration of the China market where we became the sole supplier to McDonald's. With our new office operating in Shanghai, PAR now has offices in 15 countries, on 6 continents across the globe. Our investments will expand our current staff of 159 international PAR employees and 223 certified partners, thereby assuring continuing growth in this dynamic market.

Last year we continued to gain new business with wins at Burger King, Corner Bakery and Cheeburger Cheeburger on the restaurant side. PAR also distinguished itself by winning the in-store service contract for CKE Restaurants that includes both Carl's Jr. and Hardees restaurants. PAR was selected last year by Cardinal Health to install our hardware platforms along with lifecycle support in their network of independent pharmacies, of which there are more than 3,000.

In our hotel/resort/spa segment, new business wins included Aramark Parks & Resorts, Hamilton Island Resort in Australia, Mariner Inn, Fort Gary Hotel, Mirabeau Inn & Spa and the Ponte Vidra Resort. We will continue to focus on expanding our installed base and concentrate on new opportunities for business with the upscale chains of the industry.

Last year our Government business grew 13% in accord with our internal plan, achieving a remarkable record of 142 consecutively profitable quarters and 16 straight years of on-plan performance. This accomplishment is particularly significant in light of the continuing squeeze on funds in order to support the war effort. Many of our programs have been subject to the so-called "war tax" which typically siphons off 10% of the planned funding. Both our Technical Services and Outsourcing segments as well as our Applied Technology business contributed to this growth and achieved a healthy combined 7.2% margin. With a backlog of $97 million, we anticipate another strong year in 2007.

Another segment of our Government business is our Logistics Management Systems (LMS) unit. We continue to strive toward a point where this can be a successful stand-alone commercial enterprise. Currently we operate this segment as a contract business with the U.S. Department of Transportation. This solutions business provides real-time tracking and monitoring of assets during the inter-modal shipping process. Recently we have concentrated on the emerging refrigerated land/container reefer market by adding certified interfaces to the refrigeration systems of both Carrier Corporation and Thermo King, the two largest refrigerated container manufacturers in the world. With constant monitoring and web-generated alerts, our customers are able to ensure proper temperature and environmental conditions for perishable cargo throughout the transportation cycle.

In 2006 we won the JB Hunt contract to outfit their refrigerated fleet with our tracking/monitoring system. As we move through the "early adopter" market stage, we anticipate commercial success of this fledgling business and look forward to the day, in the not-too-distant future, where PAR-LMS will achieve that goal.

While much has been accomplished in 2006, further operational improvement is required to achieve our goals for sustained long-term earnings growth and higher levels of profitability, leading to enhanced shareholder value. We remain committed to our goal of achieving revenue growth of at least 10% annually. We are also committed to growing the capability of our organization individually and collectively so that we can more profitably serve customer needs.

I would like to extend my personal appreciation to our Board of Directors and employees for the tremendous effort that has been undertaken to reposition our Company and achieve our goal to deliver improved shareholder value in the years to come.

Lastly, let me add my appreciation for the support and confidence of our shareholders who continue to express their faith and support in our endeavors. Thank You.

Regards,



John W. Sammon
Chairman, President & Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2006.

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From ________ to ________

Commission File Number 1-9720

PAR TECHNOLOGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**16-1434688** (I.R.S. Employer Identification Number)
PAR Technology Park **8383 Seneca Turnpike** **New Hartford, N.Y.** (Address of principal executive offices)	**13413-4991** (Zip Code)

(315) 738-0600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.02 par value	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

*Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ________ Accelerated Filer _X_ Non-Accelerated Filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X_

The aggregate market value of the voting stock held by non-affiliates of the registrant based on the average price as of February 28, 2007—$70,515,000.

The number of shares outstanding of registrant's common stock, as of February 28, 2007 – 14,341,381 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement in connection with its 2007 annual meeting of stockholders are incorporated by reference into Part III.

table of contents

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Any statements in this document that do not describe historical facts are forward-looking statements. Forward-looking statements in this document (including forward-looking statements regarding the continued health of the hospitality industry, future information technology outsourcing opportunities, an expected increase in funding by the U.S. Government relating to the Company's logistics management contracts, the impact of current world events on our results of operations, the effects of inflation on our margins, and the effects of interest rate and foreign currency fluctuations on our results of operations) are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. When we use words such as "intend," "anticipate," "believe," "estimate," "plan," "will," or "expect," we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we presently may be planning. We have disclosed certain important factors that could cause our actual future results to differ materially from our current expectation, including a decline in the volume of purchases made by one or a group of our major customers; risks in technology development and commercialization; risks of downturns in economic conditions generally, and in the quick-service sector of the hospitality market specifically; risks associated with government contracts; risks associated with competition and competitive pricing pressures; and risks related to foreign operations. Forward-looking statements made in connection with this report are necessarily qualified by these factors. We are not undertaking to update or revise publicly any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

PAR TECHNOLOGY CORPORATION

PART I

Item 1: Business

PAR Technology Corporation (PAR or the Company) operates two business segments: Hospitality and Government. PAR's largest subsidiary and core business is ParTech, Inc. a leading provider of management technology solutions, including hardware, software, professional and traditional services to businesses in the hospitality and specialty retail industries. The Company continues to be a primary supplier of hospitality technology systems to quick-service restaurants with over 45,000 systems installed in more than 105 countries. PAR's hospitality management software applications provide for the efficient operation of hospitality businesses and enterprises by managing transaction and operational data from end-to-end and maximizing profitability through more efficient operations. PAR's professional services' mission is to enable businesses to achieve the full potential of their hospitality technology investment.

PAR is a provider to the hospitality markets of professional services, enterprise business intelligence applications with solid long-term relationships with the restaurant industry's two largest corporations – McDonald's Corporation and Yum! Brands Inc. McDonald's has over 31,000 restaurants in more than 120 countries and PAR has been a selected provider of restaurant management technology systems and lifecycle support services to McDonald's since 1980. Yum! Brands (which includes Taco Bell, KFC, Pizza Hut, Long John Silver's and A&W Restaurants) has been a loyal PAR customer since 1983. Yum! has over 33,000 units globally and PAR continues to be the sole approved supplier of restaurant management technology systems to Taco Bell as well as the point-of-sale (POS) vendor of choice to KFC Corporate Restaurants. Other significant hospitality chains where PAR is the POS vendor of choice are: Boston Market, CKE Restaurants (including Hardees and Carl's Jr.), Carnival Cruise Lines, Papa Murphy's, Corner Bakery and large franchisees of the above mentioned brands.

In the fourth quarter of 2006 PAR acquired substantially all of the assets of SIVA Corporation, a privately held hospitality technology software company and a provider of web-based service oriented architected (SOA) software applications to the hospitality industry. The acquisition included all of SIVA's software and software technology as well as several existing contracts.

In the fourth quarter of 2005 the Company acquired PixelPoint® Technologies, Inc. a privately held hospitality technology company and a provider of restaurant management software applications for full/table service dining. PixelPoint develops and markets POS, WebPOS, Wireless and Enterprise software suites for the restaurant industry. It currently markets software in multiple languages to many major economic centers worldwide. Their integrated software solution includes enterprise management, a wireless application that is seamless to their connected capability and allows remote order taking in the dining room, on-line ordering capability for customers via the internet, and an in-store and enterprise level loyalty and gift card information sharing application.

In the fourth quarter of 2004 PAR acquired Springer-Miller Systems, a provider of hospitality for small five star city-center hotel chains, destination spa and golf properties, timeshare properties and five star resorts worldwide. PAR's Hospitality Management System is distinguished from other property management systems with its integrated design and unique approach to guest service. The product suite includes more than 20 seamlessly integrated, guest-centric application modules which provide hotel/resort staff with the tools they need to personalize service, surpass guest expectations, and increase property revenues. PAR maintains a distinctive customer list in this business including Pebble Beach Resorts, The Four Seasons, Hard Rock Hotel & Casino, the Mandarin Oriental Hotel Group, and Destination Hotels & Resorts.

PAR also operates two Government contract subsidiaries, PAR Government Systems Corporation and Rome Research Corporation. PAR provides technical expertise in the development of advanced technology systems for the Department of Defense and other Governmental agencies. Additionally, PAR provides information technology and communications support services to the U.S. Navy, U.S. Air Force and U.S. Army. PAR focuses its computer-based system design services on providing high quality technical products and services, ranging from experimental studies to advanced operational systems, within a variety of areas of research, including radar, image and signal processing, logistics management systems, and geospatial services and products. Through Government-sponsored research and development, PAR has developed technologies with relevant commercial uses. A prime example of this "technology transfer" was the Company's point of sale technology, which was derived from research and development involving microchip processing technology sponsored by the Department of Defense. Our most recent technology transfer is PAR Logistics Management Systems. This PAR initiative brings tracking and security solutions to the intermodal and trucking industry. Through an integrated GPS, RFID, cellular, SATCOM, and internet PAR solution, owners and operators of refrigeration, tank, dry van, intermodal, and generator containers have real-time information on the status and location of assets and cargo around the globe.

Information concerning the Company's industry segments for the three years ended December 31, 2006 is set forth in Note 11 to the Consolidated Financial Statements included elsewhere herein.

The Company's common stock is traded on the New York Stock Exchange under the symbol "PTC". Our corporate headquarters are located at PAR Technology Park, 8383 Seneca Turnpike, New Hartford, N.Y. 13413-4991; telephone number (315) 738-0600. Our website address is http://www.partech.com. Information contained on our website is not part of this prospectus.

Unless the context otherwise requires, the term "PAR" or "Company" as used herein, means PAR Technology Corporation and its wholly-owned subsidiaries.

Hospitality Segment

PAR operates four wholly-owned subsidiaries in the Hospitality business segment: ParTech, Inc., PAR Springer-Miller Systems, Inc., PixelPoint ULC and Par-Siva Corporation. PAR provides point-of-sale (POS) restaurant management technology solutions which integrate software applications and the Company's Pentium®-based hardware platform. PAR's restaurant management system can host fixed and wireless order-entry terminals, may include kitchen printers or video monitors and/or third-party supplied peripherals networked via an Ethernet LAN, and is accessible to enterprise-wide network configurations. PAR also provides hospitality management solutions that satisfy the property management technology needs for an array of hospitality enterprises, including small five star city-center hotel chains, destination spa and golf properties, timeshare properties and five star resorts worldwide. PAR offers extensive service, support, systems integration and professional service capabilities. PAR's service professionals design, tailor and implement solutions that enable customers to manage all aspects of data collection and processing for single or multiple site enterprises from a central location.

Products

The Company's integrated hospitality management software applications allow its customers to configure their hospitality technology systems to meet their order entry, menu, food preparation, delivery and property management coordination needs while capturing all pertinent data concerning the transactions at the specific location. PAR's hospitality management systems are based on more than 27 years of experience and knowledge, and an in-depth understanding of the hospitality marketplace. This knowledge and expertise is reflected in the innovative product design, implementation capability and systems integration skills.

Software

The Company's range of restaurant software products cover the hospitality market with offerings that meet the requirements of large and small operators/corporations alike.

The SIVA software applications offer enterprise-architected solutions applicable to several segments of the restaurant industry. The product suite includes *iSIVA*® point-of-sale, IntelliKitchen, POS² (handheld wireless order taking) and Pay@Table/Pay@Curb. The *iSIVA* point-of-sale application streamlines the order life-cycle for table service, counter service, and bar operations, while simplifying IT support with centralized application management. *iSIVA* seamlessly integrates with POS² and Pay@Table/Pay@Curb, extending traditional POS with wireless order-taking and payment capabilities. The IntelliKitchen management system completes the suite, designed to distribute and display kitchen orders to maximize order accuracy and increase staff efficiency.

For franchisees in Quick Service Restaurant (QSR) and Fast Casual, PAR offers the InFusion suite. InFusion is comprised of InTouch™ POS, InForm™ Back Office, InSynch™ Enterprise Configuration and InQuire™ Enterprise Reporting. PAR's InFusion suite is a feature-rich product. InTouch is a multi-brand point of sale application, containing features and functions such as real-time mirror imaging of critical data, on-line graphical help and interactive diagnostics, all presented with intuitive graphical user interfaces. PAR's back office management software, InForm, allows restaurant owners to control critical food and labor costs using intuitive tools for forecasting, labor scheduling and inventory management. The InSynch Enterprise Configuration manager provides business-wide management of diverse concept menus, security settings and system parameters all from one central location. InQuire Enterprise Reporting offers a web-based reporting utilizing the latest technology from Microsoft's .Net® platform. InQuire's Executive Dashboard provides business intelligence for the entire organization, as well as automated management reporting and process integration.

In 2006, PAR introduced technology that provides paperless HACCP management. HACCP (Hazard Analysis Critical Control Point) is a food industry standard approach, implemented to reduce the incidence of food borne illness. iQuality software runs wirelessly on a PDA in conjunction with a temperature probe and iButtons used to identify HACCP checkpoints. iQuality is designed to replace the paper checklist, minimize human errors, increase HACCP compliance, and improve in-store efficiency. iQuality enables exception-based reporting for corrective actions, reducing the risk of food contamination.

PixelPoint is PAR's easy-to-use solution for the dealer channel and independent restaurants. The PixelPoint integrated software solution includes PixelPoint® POS, HeadOffice enterprise management, PocketPOS, a wireless application that allows for remote order taking in the dining room, Web-to-Go on-line ordering, and MemberShare, an in-store and enterprise level Loyalty and Gift Card information sharing application.

PAR continues to offer GT/Exalt to QSR customers. The software is designed for the small franchisee that is looking for a "turnkey" solution.

Hardware

PAR continues to offer ViGo™, its 5th generation hardware platform, designed to be durable, scalable, integrated and highly serviceable. Both ViGo and POS4XP™, PAR's 4th generation hardware platform, are Pentium-designed systems developed to host the most powerful point of sale software applications in the hospitality industry. Both ViGo and POS4XP designs utilize open architecture with industry standard components and are compatible with the most popular operating systems. The hardware platforms support a distributed processing environment and incorporate an advanced hospitality management technology system, utilizing Intel microprocessors, standard PC expansion slots, Ethernet LAN, standard Centronics printer ports as well as USB ports.

The hardware systems supply their industry-standard components with features for hospitality applications such as multiple video ports. The POS systems utilize distributed processing architecture to integrate a broad range of PAR and third-party peripherals and are designed to withstand the harsh hospitality environments. Both hardware platforms have a favorable price-to-performance ratio over the life of the system as a result of their PC compatibility, ease of expansion and high reliability design.

Systems Installation and Professional Services

PAR's ability to offer the full spectrum of installation, maintenance, and support services is one of the Company's key differentiators. PAR continues to work in unison with its customers to identify and address the latest hospitality technology requirements by creating interfaces to equipment, including innovations such as automated cooking and drink-dispensing devices, customer-activated terminals and order display units located inside and outside of the customer's business site. The Company provides its systems integration expertise to interface specialized components, such as video monitors, coin dispensers and non-volatile memory for journalizing transaction data, as is required in some international applications. PAR is comprised of experienced individuals with diverse hospitality backgrounds in both hotels/resorts and restaurants. PAR has the knowledge and expertise to recommend property management solutions which can be used most effectively in hotels and restaurants, with emphasis on maximizing return on investment. In addition, the Company has secured strategic partnerships with third-party organizations to offer a variety of credit, debit and gift card payment options that allow quick service restaurants, convenience stores, gasoline stations and drugstores to process cashless payments quickly and efficiently. The Company's Technical Services department continuously evaluates new technologies and adopts those that allow PAR to provide significant improvements in customer's day-to-day systems. From hand-held wireless devices to advances in internet performance, the technical staff is available for consultation on a wide variety of topics including network infrastructures, system functionality, operating system platforms, and hardware expandability.

Installation and Training

In the United States, Canada, Europe, South Africa, the Middle East, Australia and Asia, PAR personnel provide installation, training and integration services on a fixed-fee basis as a normal part of the equipment purchase agreement. In certain areas of North and South America, Europe and Asia, the Company provides these installation and training services through third parties. Prior to system installation and user training, hotel/resort operators can attend a configuration seminar, during which attendees review internal policies and procedures, establish a software configuration and receive an overview of the PAR product suite. PAR provides complete application training for a site's staff as well as technical instruction for Information Systems personnel. The PAR training team is composed of experienced individuals with diverse hospitality and technical backgrounds.

Maintenance and Service

The Company offers a wide range of maintenance and support services as part of its total solution for its targeted hospitality technology markets. In the North American region, the Company provides comprehensive maintenance and installation services for the Company's equipment and systems, as well as those of third parties, through a 24-hour central telephone customer support and diagnostic service in Boulder, Colorado, as well as service centers in Europe, South Africa, the Middle East, Australia and Asia. The Company believes that its ability to address all support and maintenance requirements for a customer's hospitality technology network provides it with a clear competitive advantage. PAR also maintains regional support centers in three additional locations worldwide including Las Vegas, Nevada in the US, Kuala Lumpur in Malaysia, and Kettering in the UK, that focus upon servicing and maintaining PAR systems to the hotel/resort markets 24 hours a day, seven days a week. The Company maintains a field service network consisting of over 100 locations offering on-site service and repair, as well as depot repair, overnight unit replacements and spare unit rentals. At the time a hospitality technology system is installed, PAR trains customer employees and managers to ensure efficient and effective use of the system. If an issue arises within the Company's manufactured technology system (hardware and software), PAR's current service management software products allow a service technician to diagnose the problem by telephone or by remotely dialing-in to the system, thus greatly reducing the need for on-site service calls.

The Company's service organization utilizes a suite of software applications from Clarify, Inc. (Clarify) as its Customer Resource Management tool. Clarify allows PAR to demonstrate compelling value and differentiation to its customers through the utilization of its extensive and ever-growing knowledge base to efficiently diagnose and resolve customer-service issues. Clarify also enables PAR to compile the kind of in-depth information it needs to spot trends and identify opportunities. A second software suite is a call center CRM solution and knowledge base known as Connect-Care by Firstwave. Connect-Care allows PAR to maintain a profile on each customer, their background, hardware and software details, client service history, and a problem-resolution database. Analysis of this data allows the Company to optimize customer service by identifying trends in calls and to work with customers to quickly resolve issues. The same system is used by the PAR SMS Research and Development team as a real-time communications tool between these technical departments to coordinate software change management.

Sales and Marketing

Sales in the hospitality technology market are often made to corporate chains where PAR is an approved vendor. Upon achieving such status, marketing efforts are directed to the chain's franchisees. Sales efforts are also directed toward franchisees of chains for which the Company is not an approved corporate vendor. The Company employs direct sales personnel in several sales groups. The Major Accounts Group works with large chain corporate customers operating more than 75 locations. The Domestic Sales Group targets franchisees of the major chain customers, as well as smaller chains throughout the United States. The International Sales Group sells to major customers with global locations and to international chains that do not have a presence in the United States. The Company's Business Partner Development Sales Group targets non-foodservice markets such as retail, convenience, amusement parks, movie theaters, cruise lines, spas and other ticketing and entertainment venues. This group also works with third-party dealers and value-added resellers throughout the country. In 2005, PAR acquired the dealer/distribution channel of PixelPoint that focuses on the table service sector of restaurants in particular.

Competition

The competitive landscape in the hospitality market is driven primarily by functionality, reliability, quality, pricing, service and support. The Company believes that its principal competitive advantages include its focus on an integrated technology solution offering, advanced development capabilities, in-depth industry knowledge and expertise, excellent product reliability, a direct sales force organization, and world class support and quick service response. The markets in which the Company transacts business are highly competitive. Most of our major customers have approved several suppliers who offer some form of sophisticated hospitality technology system similar to that of the Company. Major competitors include Panasonic, IBM Corporation, Radiant Systems, NCR, SoftBrands, Agilysis and Micros Systems.

Backlog

At December 31, 2006 the Company's backlog of unfilled orders for the Hospitality segment was approximately $6,526,000 compared to $9,800,000 a year ago. All of the present orders are expected to be delivered in 2007. The Hospitality segment orders are generally of a short-term nature and are usually booked and shipped in the same fiscal year.

Research and Development

The highly technical nature of the Company's hospitality products requires a significant and continuous research and development effort. Ongoing product research and quality development efforts are an integral part of all activities within the Company. Functional and technical enhancements are actively being made to our products to increase customer satisfaction and maintain the high caliber of our software. Research and development expenses were approximately $11,802,000 in 2006, $9,355,000 in 2005 and $6,015,000 in 2004. The Company capitalizes certain software costs in accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* See Note 1 to the Consolidated Financial Statements included in Item 15 for further discussion.

Manufacturing and Suppliers

The Company assembles its products from standard components such as integrated circuits and fabricated parts such as printed circuit boards, metal parts and castings. Most components are manufactured by third parties to the Company's specifications. The Company depends on outside suppliers for the continued availability of its components and parts. Although most items are generally available from a number of different suppliers, the Company purchases certain components consistently from one supplier. Items purchased from only one supplier include certain printers, base castings and electronic components. If such a supplier should cease to supply an item, the Company believes that new sources could be found to provide the components. However, added cost and manufacturing delays could result and adversely affect the business of the Company. The Company has not experienced significant delays of this nature in the past, but there can be no assurance that delays in delivery due to supply shortages will not occur in the future.

Intellectual Property

The Company owns or has rights to certain patents, copyrights and trademarks, but believes none of these intellectual property rights provides a material competitive advantage. The Company relies upon non-disclosure agreements, license agreements and applicable domestic and foreign patent, copyright and trademark laws for protection of its intellectual property. To the extent such protective measures are unsuccessful, or the Company needs to enter into protracted litigation to enforce such rights, the Company's business could be adversely impacted. Similarly there is no assurance that the Company's products will not become the subject of a third-party claim of infringement or misappropriation. To the extent such claims result in costly litigation or force the Company to enter into royalty or license agreements, rather than enter into a prolonged dispute, the Company's business could be adversely impacted. The Company also licenses certain third-party software with its products. While the Company has maintained a strong relationship with its licensors, there is no assurance that such relationship will continue or that the licenses will be continued under fees and terms acceptable to the Company.

Government Segment

PAR operates two wholly-owned subsidiaries in the Government business segment, PAR Government Systems Corporation (PGSC) and Rome Research Corporation (RRC). These companies provide services to the U.S. Department of Defense (DoD) and other federal and state government organizations with a wide range of technical capability and scope. Significant areas in which the Company's services are involved include: design, and integration of state-of-the-art imagery intelligence systems for information archive, retrieval, and processing; advanced research and development for imaging sensors; development and operations of logistics management systems; and engineering and support services for Government information technology and communications facilities.

The Company's offerings cover the entire development cycle for Government systems, including requirements analysis, design specification, development, implementation, installation, test and evaluation.

Information Systems and Technology

The Information Systems and Technology (IS&T) business sector supports the development of integrated systems for geospatial information archiving, processing, exploitation, and visualization. IS&T is the systems developer and integrator for the Air Force Research Laboratory-Rome Research (AFRL) and is a key developer on the National Geospatial-Intelligence Agency (NGA) Image Product Library (IPL) program. The IPL provides access to a virtual network of archives in support of the operational users of imagery. The Company has a substantial systems integration contract to support interoperability of new and emerging commercial imagery exploitation and data management systems for U.S. Air Force (USAF) operations. Since 1986, the Company has been a key contributor to the full-scale engineering development for the Joint Surveillance Target Attack Radar System (Joint STARS) and more recently, for the Coastal Battlefield Reconnaissance and Analysis (COBRA) program.

Signal and Image Processing

The Signal and Image Processing (SIP) business sector supports the development and implementation of complex sensor systems including the collection and analysis of sensor data. The SIP group has developed sensor concepts, algorithms, and real-time systems to address the difficult problems of finding low-contrast targets against clutter background, detecting man-made objects in dense foliage, and performing humanitarian efforts in support of the removal of land mines with ground penetrating radar. The Company also supports numerous technology demonstrations for the DoD, including a multi-national NATO exercise of wireless communications interoperability. As part of this demonstration, the Company designed and built the Software Radio Development System (SoRDS) for test and evaluation of communications waveforms. The Company has extended this technology into public safety and law enforcement via the Dynamic Open Architecture Radio System (DOARS), a multi-channel communications gateway intended to solve the problem of wireless communications interoperability. The Company also supports Navy airborne infrared surveillance systems through the development of advanced optical sensors.

Geospatial Software and Modeling

The Geospatial Software and Modeling (GS&M) business sector performs water resources modeling; Geographic Information Systems (GIS) based data management, and geospatial information technology development. In particular, the Company's Flood*Ware™ software tool and methodology is being employed by New York State in support of Federal Emergency Management Agency's Map Modernization Program. Similar technologies are used in support of water quality modeling and assessment applications for the NYC Watershed Protection Program.

Logistics Management Systems

The Logistics Management Systems (LMS) business sector focuses on the design, development, deployment and commercialization of the CargoWatch® Logistics Information Management System. CargoWatch is a comprehensive, end-to-end solution for the monitoring and management of transport assets and cargo throughout the intermodal (i.e., port, highway, rail, and ocean) transportation lifecycle. The CargoWatch system is being implemented under a multi-year Cooperative Agreement with the U.S. Department of Transportation/Maritime Administration (DOT/MARAD). CargoWatch uses state-of-the-art technology to acquire Global Positioning System (GPS) location and equipment status data. Wireless communication networks then transmit the data to the LMS Operations Center, and a powerful geospatial database customizes the data to meet the needs of each customer and provide it to the customer over the Internet or via direct linkage to existing (back-office) information systems.

Information Technology and Communications Support Services

The Company provides a wide range of technical and support services to sustain mission critical components of the Department of Defense Global Information Grid. These services include continuous operations, system enhancements and maintenance of very low frequency (VLF), high frequency (HF) and very high frequency (VHF) radio transmitter/receiver facilities, and extremely high frequency (EHF) and super high frequency (SHF) satellite communication heavy earth terminal facilities. The Company supports these DoD communications facilities, as well as other telecommunications equipment and information systems, at customer locations in and outside of the continental United States. The various facilities, operating 24 hours a day, are integral to the command and control of the nation's air, land and naval forces, and those of United States coalition allies.

Test Laboratory and Range Operations

The Company provides management, engineering, and technical services under several contracts with the U.S. Air Force and the U.S. Navy. These services include the planning, execution, and evaluation of tests at government ranges and laboratories operated and maintained by the Company. Test activities include unique components, specialized equipment, and advanced systems for radar, communications, electronic counter-measures, and integrated weapon systems. The Company also develops complex measurement systems in several defense-related areas of technology.

Government Contracts

The Company performs work for U.S. Government agencies under firm fixed-price, cost-plus fixed fee and time-and-material contracts. The majority of its contracts are for one-year to five-year terms. There are several risks associated with Government contracts. For example, contracts may be terminated for the convenience of the Government any time the Government believes that such termination would be in its best interests. In this circumstance, the Company is entitled to receive payments for its allowable costs and, in general, a proportionate share of its fee or profit for the work actually performed. The Company's business with the U.S. Government is also subject to other risks unique to the defense industry, such as reduction, modification, or delays of contracts or subcontracts if the Government's requirements, budgets, or policies or regulations change. The Company may also perform work prior to formal authorization or prior to adjustment of the contract price for increased work scope, change orders and other funding adjustments. Additionally, the Defense Contract Audit Agency on a regular basis audits the books and records of the Company. Such audits can result in adjustments to contract costs and fees. Audits have been completed through the Company's fiscal year 2004 and have not resulted in any material adjustments.

Marketing and Competition

Marketing begins with collecting information from a variety of sources concerning the present and future requirements of the Government and other potential customers for the types of technical expertise provided by the Company. Although the Company believes it is positioned well in its chosen areas of image and signal processing, information technology/communications and engineering services, competition for Government contracts is intense. Many of the Company's competitors are major corporations, or their subsidiaries, such as Lockheed-Martin, Raytheon, Northrop-Grumman, BAE, Harris, and SAIC that are significantly larger and have substantially greater financial resources than the Company. The Company also competes with many smaller companies that target particular segments of the Government market. Contracts are obtained principally through competitive proposals in response to solicitations from Government agencies and prime contractors. The principal competitive factors are past performance, the ability to perform, price, technological capabilities, management capabilities and service. In addition, the Company sometimes obtains contracts by submitting unsolicited proposals. Many of the Company's DoD customers are now migrating to commercial software standards, applications, and solutions. In that manner, the Company is utilizing its internal research and development to migrate existing solutions into software product lines that will support the DoD geospatial community (i.e., NGA, USAF, etc.).

Backlog

The dollar value of existing Government contracts at December 31, 2006, net of amounts relating to work performed to that date, was approximately $96,637,000, of which $28,243,000 was funded. At December 31, 2005, the comparable amount was approximately $106,614,000, of which $35,470,000 was funded. Funded amounts represent those amounts committed under contract by Government agencies and prime contractors. The December 31, 2006 Government contract backlog of $96,637,000 represents firm, existing contracts. Approximately $49,408,000 of this amount is expected to be completed in calendar year 2007, as funding is committed.

Employees

As of December 31, 2006, the Company had 1,700 employees, approximately 57% of whom are engaged in the Company's Hospitality segment, 40% of whom are in the Government segment, and the remainder are corporate employees.

Due to the highly technical nature of the Company's business, the Company's future can be significantly influenced by its ability to attract and retain its technical staff. The Company believes that it will be able to fulfill its near-term needs for technical staff.

Approximately 18% of the Company's employees are covered by collective bargaining agreements. The Company considers its employee relations to be good.

Exchange Certifications

The certification of the CEO of PAR required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, relating to PAR's compliance with the NYSE's corporate governance listing standards, was submitted to the NYSE on June 16, 2006 with no qualifications.

Item 1A: Risk Factors

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section describes some, but not all, of the risks and uncertainties that could have a material adverse effect on our business, financial condition, results of operations and the market price of our common stock, and could cause our actual results to differ materially from those expressed or implied in our forward-looking statements.

A DECLINE IN THE VOLUME OF PURCHASES MADE BY ANY ONE OF THE COMPANY'S MAJOR CUSTOMERS WOULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

A small number of related customers have historically accounted for a majority of the Company's net revenues in any given fiscal period. For the fiscal years ended December 31, 2006, 2005 and 2004, aggregate sales to our top two Hospitality segment customers, McDonald's and Yum! Brands, amounted to 40%, 41% and 51%, respectively, of total revenues. Most of the Company's customers are not obligated to provide us with any minimum level of future purchases or with binding forecasts of product purchases for any future period. In addition, major customers may elect to delay or otherwise change the timing of orders in a manner that could adversely affect the Company's quarterly and annual results of operations. There can be no assurance that our current customers will continue to place orders with us, or that we will be able to obtain orders from new customers.

AN INABILITY TO PRODUCE NEW PRODUCTS THAT KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS AND CHANGING MARKET CONDITIONS COULD RESULT IN A LOSS OF MARKET SHARE.

The products we sell are subject to rapid and continual changes in technology. Our competitors offer products that have an increasingly wider range of features and capabilities. We believe that in order to compete effectively we must provide systems incorporating new technologies at competitive prices. There can be no assurance that we will be able to continue funding research and development at levels sufficient to enhance our current product offerings, or that the Company will be able to develop and introduce on a timely basis new products that keep pace with technological developments and emerging industry standards and address the evolving needs of customers. There also can be no assurance that we will not experience difficulties that will result in delaying or preventing the successful development, introduction and marketing of new products in our existing markets, or that our new products and product enhancements will adequately meet the requirements of the marketplace or achieve any significant degree of market acceptance. Likewise, there can be no assurance as to the acceptance of our products in new markets, nor can there be any assurance as to the success of our penetration of these markets, nor to the revenue or profit margins realized by the Company with respect to these products. If any of our competitors were to introduce superior software products at competitive prices, or if our software products no longer met the needs of the marketplace due to technological developments and emerging industry standards, our software products may no longer retain any significant market share.

WE GENERATE MUCH OF OUR REVENUE FROM THE HOSPITALITY INDUSTRY AND THEREFORE ARE SUBJECT TO DECREASED REVENUES IN THE EVENT OF A DOWNTURN EITHER IN THAT INDUSTRY OR IN THE ECONOMY AS A WHOLE.

For the fiscal years ended December 31, 2006, 2005 and 2004, we derived 70%, 73% and 71%, respectively, of our total revenues from the Hospitality industry, primarily the quick service restaurant marketplace. Consequently, our Hospitality technology product sales are dependent in large part on the health of the Hospitality industry, which in turn is dependent on the domestic and international economy, as well as factors such as consumer buying preferences and weather conditions. Instabilities or downturns in the Hospitality market could disproportionately impact our revenues, as clients may either exit the industry or delay, cancel or reduce planned expenditures for our products. Although we believe we can assist the quick service restaurant sector of the Hospitality industry in a competitive environment, given the cyclical nature of that industry, there can be no assurance that our profitability and growth will continue.

WE DERIVE A PORTION OF OUR REVENUE FROM GOVERNMENT CONTRACTS, WHICH CONTAIN PROVISIONS UNIQUE TO PUBLIC SECTOR CUSTOMERS, INCLUDING THE GOVERNMENT'S RIGHT TO MODIFY OR TERMINATE THESE CONTRACTS AT ANY TIME.

For the fiscal years ended December 31, 2006, 2005 and 2004, we derived 30%, 27% and 29%, respectively, of our total revenues from contracts to provide technical services to U.S. Government agencies and defense contractors. Contracts with U.S. Government agencies typically provide that such contracts are terminable at the convenience of the U.S. Government. If the U.S. Government terminated a contract on this basis, we would be entitled to receive payment for our allowable costs and, in general, a proportionate share of our fee or profit for work actually performed. Most U.S. Government contracts are also subject to modification or termination in the event of changes in funding. As such, we may perform work prior to formal authorization, or the contract prices may be adjusted for changes in scope of work. Termination or modification of a substantial number of our U.S. Government contracts could have a material adverse effect on our business, financial condition and results of operations.

We perform work for various U.S. Government agencies and departments pursuant to fixed-price, cost-plus fixed fee and time-and-material, prime contracts and subcontracts. Approximately 65% of the revenue that we derived from Government contracts for the year ended December 31, 2006 came from fixed-price or time-and-material contracts. The balance of the revenue that we derived from Government contracts in 2006 primarily came from cost-plus fixed fee contracts. Most of our contracts are for one-year to five-year terms.

While fixed-price contracts allow us to benefit from cost savings, they also expose us to the risk of cost overruns. If the initial estimates we use for calculating the contract price are incorrect, we can incur losses on those contracts. In addition, some of our governmental contracts have provisions relating to cost controls and audit rights and, if we fail to meet the terms specified in those contracts, then we may not realize their full benefits. Lower earnings caused by cost overruns would have an adverse effect on our financial results.

Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Under cost-plus fixed fee contracts, we are reimbursed for allowable costs and paid a fixed fee. However, if our costs under either of these types of contract exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all of our costs.

If we are unable to control costs incurred in performing under each type of contract, such inability to control costs could have a material adverse effect on our financial condition and operating results. Cost over-runs also may adversely affect our ability to sustain existing programs and obtain future contract awards.

WE FACE EXTENSIVE COMPETITION IN THE MARKETS IN WHICH WE OPERATE, AND OUR FAILURE TO COMPETE EFFECTIVELY COULD RESULT IN PRICE REDUCTIONS AND/OR DECREASED DEMAND FOR OUR PRODUCTS AND SERVICES.

There are several suppliers who offer hospitality management systems similar to ours. Some of these competitors are larger than PAR and have access to substantially greater financial and other resources and, consequently, may be able to obtain more favorable terms than we can for components and subassemblies incorporated into these hospitality technology products. The rapid rate of technological change in the hospitality industry makes it likely that we will face competition from new products designed by companies not currently competing with us. These new products may have features not currently available on our hospitality products. We believe that our competitive ability depends on our total solution offering, our product development and systems integration capability, our direct sales force and our customer service organization. There is no assurance, however, that we will be able to compete effectively in the hospitality technology market in the future.

Our Government contracting business has been focused on niche offerings, primarily signal and image processing, information technology outsourcing and engineering services. Many of our competitors are, or are subsidiaries of, companies such as Lockheed-Martin, Raytheon, Northrop-Grumman, BAE, Harris and SAIC. These companies are larger and have substantially greater financial resources than we do. We also compete with smaller companies that target particular segments of the Government market. These companies may be better positioned to obtain contracts through competitive proposals. Consequently, there are no assurances that we will continue to win Government contracts as a prime contractor or subcontractor.

WE MAY NOT BE ABLE TO MEET THE UNIQUE OPERATIONAL, LEGAL AND FINANCIAL CHALLENGES THAT RELATE TO OUR INTERNATIONAL OPERATIONS, WHICH MAY LIMIT THE GROWTH OF OUR BUSINESS.

For the fiscal years ended December 31, 2006, 2005 and 2004, our net revenues from sales outside the United States were 13%, 11% and 9%, respectively, of the Company's total revenues. We anticipate that international sales will continue to account for a significant portion of sales. We intend to continue to expand our operations outside the United States and to enter additional international markets, which will require significant management attention and financial resources. Our operating results are subject to the risks inherent in international sales, including, but not limited to, regulatory requirements, political and economic changes and disruptions, geopolitical disputes and war, transportation delays, difficulties in staffing and managing foreign sales operations, and potentially adverse tax consequences. In addition, fluctuations in exchange rates may render our products less competitive relative to local product offerings, or could result in foreign exchange losses, depending upon the currency in which we sell our products. There can be no assurance that these factors will not have a material adverse affect on our future international sales and, consequently, on our operating results.

OUR BUSINESS DEPENDS ON A LARGE NUMBER OF HIGHLY QUALIFIED PROFESSIONAL EMPLOYEES AND, IF WE ARE NOT ABLE TO RECRUIT AND RETAIN A SUFFICIENT NUMBER OF THESE EMPLOYEES, WE WOULD NOT BE ABLE TO PROVIDE HIGH QUALITY SERVICES TO OUR CURRENT AND FUTURE CUSTOMERS, WHICH WOULD HAVE AN ADVERSE EFFECT ON OUR REVENUES AND OPERATING RESULTS.

We actively compete for qualified professional staff. The availability or lack thereof of qualified professional staff may affect our ability to develop new products and to provide services and meet the needs of our customers in the future. An inability to fulfill customer requirements due to a lack of available qualified staff at agreed upon salary rates may adversely impact our operating results in the future.

A SIGNIFICANT PORTION OF OUR TOTAL ASSETS CONSISTS OF GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS, WHICH ARE SUBJECT TO A PERIODIC IMPAIRMENT ANALYSIS AND A SIGNIFICANT IMPAIRMENT DETERMINATION IN ANY FUTURE PERIOD COULD HAVE AN ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS EVEN WITHOUT A SIGNIFICANT LOSS OF REVENUE OR INCREASE IN CASH EXPENSES ATTRIBUTABLE TO SUCH PERIOD.

We have goodwill and identifiable intangible assets totaling approximately $25.7 million and $10.7 million at December 31, 2006, respectively, resulting primarily from several business acquisitions. At least annually, we evaluate goodwill and identifiable intangible assets for impairment based on the fair value of the operating business unit to which these assets relate. This estimated fair value could change if we are unable to achieve operating results at the levels that have been forecasted, the market valuation of such companies decreases based on transactions involving similar companies, or there is a permanent, negative change in the market demand for the services offered by the business unit. These changes could result in an impairment of the existing goodwill and identifiable intangible asset balances that could require a material non-cash charge to our results of operations.

Item 2: Properties

The following are the principal facilities (by square footage) of the Company:

Location	Industry Segment	Floor Area Principal Operations	Number of Sq. Ft.
New Hartford, NY	Hospitality Government	Principal executive offices, manufacturing, research and development laboratories, computing facilities	138,500
Rome, NY	Government	Research and development	52,800
Stowe, VT	Hospitality	Sales, service and research and development	26,000
Boulder, CO	Hospitality	Service	20,500
Delray Beach, FL	Hospitality	Sales, service and research and development	11,000
Sydney, Australia	Hospitality	Sales and service	9,100
Las Vegas, NV	Hospitality	Service	8,800
Boca Raton, FL	Hospitality	Research and development	8,700
Vaughn, Canada	Hospitality	Sales, service and research and development	8,000
Toronto, Canada	Hospitality	Sales, service and research and development	7,700

The Company's headquarters and principal business facility is located in New Hartford, N.Y., which is near Utica, located in Central New York State.

The Company owns its principal facility and adjacent space in New Hartford, NY. All of the other facilities are leased for varying terms. Substantially all of the Company's facilities are fully utilized, well maintained, and suitable for use. The Company believes its present and planned facilities and equipment are adequate to service its current and immediately foreseeable business needs.

Item 3: Legal Proceedings

The Company is subject to legal proceedings which arise in ordinary course of business. In the opinion of management, the ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

Part II

Item 5: Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock, par value $0.02 per share, trades on the New York Stock Exchange (NYSE symbol - PTC). At December 31, 2006, there were approximately 466 owners of record of the Company's Common Stock, plus those owners whose stock certificates are held by brokers.

The following table shows the high and low stock prices for the two years ended December 31, 2006 as reported by New York Stock Exchange:

	2006		2005	
Period	Low	High	Low	High
First Quarter	$ 17.22	$ 22.73	$ 7.47	$ 10.68
Second Quarter	$ 10.61	$ 18.60	$ 10.28	$ 22.30
Third Quarter	$ 7.40	$ 13.01	$ 13.10	$ 25.60
Fourth Quarter	$ 7.07	$ 9.24	$ 13.26	$ 23.60

The Company has not paid cash dividends on its Common Stock, and its Board of Directors presently intends to continue to retain earnings for reinvestment in growth opportunities. Accordingly, it is anticipated that no cash dividends will be paid in the foreseeable future.

On November 14, 2005, the Company's Board of Directors declared a 3 for 2 stock split in the form of a stock dividend that was distributed on January 6, 2006 to shareholders of record on December 12, 2005. All share and per share data in these consolidated financial statements and footnotes have been retroactively restated as if the stock split had occurred as of the earliest period presented.

Item 6: Selected Financial Data

SELECTED CONSOLIDATED STATEMENT OF INCOME DATA
(in thousands, except per share amounts)

The following selected historical consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

	Year ended December 31,				
	2006	2005	2004	2003	2002
Net revenues	$ 208,667	$ 205,639	$ 174,884	$ 139,770	$ 133,681
Cost of sales	$ 153,158	$ 150,053	$ 137,738	$ 110,777	$ 105,225
Gross margin	$ 55,509	$ 55,586	$ 37,146	$ 28,993	$ 28,456
Selling, general & administrative	$ 33,440	$ 30,867	$ 22,106	$ 19,340	$ 19,540
Provision for income taxes	$ (3,146)	$ (5,358)	$ (3,729)	$ (1,593)	$ (884)
Income from continuing operations	$ 5,721	$ 9,432	$ 5,635	$ 2,792	$ 2,623
Basic earnings per share from continuing operations	$ 0.40	$ 0.68	$ 0.43	$ 0.22	$ 0.22
Diluted earnings per share from continuing operations	$ 0.39	$ 0.64	$ 0.41	$ 0.21	$ 0.21

The selected consolidated financial statement data summarized above is reflective of business acquisitions in 2006, 2005 and 2004, as discussed in Note 2.

SELECTED CONSOLIDATED BALANCE SHEET DATA
(in thousands)

	December 31,				
	2006	2005	2004	2003	2002
Current assets	$ 95,991	$ 84,492	$ 77,696	$ 74,195	$ 69,070
Current liabilities	$ 46,473	$ 43,661	$ 45,159	$ 29,816	$ 31,743
Total assets	$ 142,796	$ 125,149	$ 111,752	$ 87,147	$ 85,122
Long-term debt	$ 7,708	$ 1,948	$ 2,005	$ 2,092	$ 2,181
Shareholders' equity	$ 86,083	$ 78,492	$ 63,574	$ 55,239	$ 51,198

The selected consolidated financial statement data summarized above is reflective of business acquisitions in 2006, 2005 and 2004, *as discussed in Note 2.*

On November 14, 2005, the Company's Board of Directors declared a 3 for 2 stock split in the form of a stock dividend that was distributed on January 6, 2006 to shareholders of record on December 12, 2005. All share and per share data in these consolidated financial statements and footnotes have been retroactively restated as if the stock split had occurred as of the earliest period presented.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statement

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Any statements in this document that do not describe historical facts are forward-looking statements. Forward-looking statements in this document (including forward-looking statements regarding the continued health of the hospitality industry, future information technology outsourcing opportunities, an expected increase in funding by the U.S. Government relating to the Company's logistics management contracts, the impact of current world events on our results of operations, the effects of inflation on our margins, and the effects of interest rate and foreign currency fluctuations on our results of operations) are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. When we use words such as "intend," "anticipate," "believe," "estimate," "plan," "will," or "expect," we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we presently may be planning. We have disclosed certain important factors that could cause our actual future results to differ materially from our current expectation, including a decline in the volume of purchases made by one or a group of our major customers; risks in technology development and commercialization; risks of downturns in economic conditions generally, and in the quick-service sector of the hospitality market specifically; risks associated with government contracts; risks associated with competition and competitive pricing pressures; and risks related to foreign operations. Forward-looking statements made in connection with this report are necessarily qualified by these factors. We are not undertaking to update or revise publicly any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

Overview

PAR is a global designer, manufacturer and marketer of hospitality technology systems that include software, hardware and a variety of services. The Company is also a provider to the Federal Government, and its agencies, of applied technology and technical services. The primary end markets for our products and services are:

- Restaurants, hotels/resorts/spas, entertainment, and retail industries for the integrated technologies of transaction processing and data capture for certain enterprises
- the U.S. Military and a broad range of Federal/State/local government agencies

The Company's hospitality products are used in a variety of applications by numerous customers. The Company faces competition in all of its markets (restaurants, hotels, theaters, etc.) and competes primarily on the basis of product design/features, product quality/reliability, price, customer service and delivery capability. There has been a trend amongst our hospitality customers to consolidate their lists of approved vendors to companies that have a global reach, can achieve quality and delivery standards, have multiple product offerings, R&D capability, and can be competitive with their pricing. PAR believes that its global presence as a hospitality technology provider is an important competitive advantage as it allows the Company to provide innovative products, with significant delivery capability, globally to its multi-national customers like McDonald's, Yum! Brands and Mandarin Oriental Hotel Group.

In the fourth quarter of 2006 PAR acquired substantially all of the assets of SIVA Corporation, a privately held hospitality technology software company and a provider of web-based service oriented architected (SOA) software applications to the hospitality industry. The acquisition included all of SIVA's software and software technology as well as several existing contracts. During 2005 the Company acquired PixelPoint Technologies of Toronto, Ontario, Canada. PixelPoint designs software specifically for the table service segment of the restaurant industry and the Company views this business as a natural progression of the Company to be the dominant supplier of hospitality technology across several vertical industries.

PAR's strategy is to provide complete integrated technology systems and services and a high level of customer service in the markets in which it competes. The Company focuses its research and development efforts to develop cutting-edge products that meet and exceed our customers' needs and also have high probability for broader market appeal and success. PAR also focuses upon efficiency in our operations and controlling costs. This is achieved through the investment in modern production technologies, managing purchasing processes and functions.

In 2006 the Company had significant new customer wins in the hospitality industry. Burger King Corporation named PAR as one of four approved technology vendors to their more than 11,000 restaurants. The Company rolled out hardware and software to the Corner Bakery organization that has nearly 100 restaurants. The Company was selected by CKE Restaurants as their in-store service provider and signed a multi-year contract with them. PAR also was named as a hardware provider to Cardinal Health and their roster of 3,200 independent pharmacies. In the hotel/resort business, PAR installed new property management systems at several leading resorts including Hamilton Island Resort in Australia, Lake Powell Resorts and the Sugarbush Resort.

Approximately 30% of the Company's revenues are generated in our Government Business segment. This segment is comprised of two subsidiaries: PAR Government Systems Corporation and Rome Research Corporation. Through these two government contractors, the Company provides I/T and communications support services to the U.S. Navy, Air Force and Army. In addition, PAR also offers its services to several non-military U.S. Federal, State and local agencies. The Company provides applied technology services including radar, image and signal processing, logistics management systems and geospatial services and products. The Company's high Government performance rating allows the Company to continually secure repeat business and long-term client/vendor relationships with their contract customers. PAR can provide its clients the expertise necessary to facilitate and operate complex technical systems utilized by government agencies. In 2006 PAR was awarded several new contracts with the Department of Defense, including one with the Defense Finance and Accounting Service (DFAS) to provide I/T instruction and helpdesk services in support of the DFAS Wide Area Work Flow, Receipt and Acceptance program. PAR Logistics Management Systems signed marketing agreements with both Carrier Corporation and ThermoKing to provide tracking and monitoring services for commercial refrigerated containers.

The Company will continue to execute its strategy of leveraging its core technical capabilities and performance into related technical areas and an expanding customer base. The Company will seek to accelerate this growth through strategic acquisitions of businesses that broaden the Company's technology and/or business base.

The Company's intention is to continue to expand our customer base and solidify our leading position in the industries to which we market by:

- Developing integrated solutions
- Continuing to grow our global presence in growth markets
- Focusing on customer needs
- Encouraging entrepreneurial corporate attitude and spirit
- Fostering a mindset of controlling cost
- Pursuing strategic acquisitions

Summary

We believe we can continue to be successful in our two core business segments—Hospitality and Government—because of our focus and industry expertise. In addition, our operations will benefit from our efficient supply chain and economies of scale as we leverage our suppliers and distribution operations. We remain committed to streamlining our operations and improving our return on invested capital through a variety of initiatives.

The following table sets forth the Company's revenues by reportable segment for the year ended December 31 (in thousands):

	2006	2005	2004
Revenues:			
Hospitality	$ 145,216	$ 149,457	$ 124,969
Government	63,451	56,182	49,915
Total consolidated revenue	$ 208,667	$ 205,639	$ 174,884

The following discussion and analysis highlights items having a significant effect on operations during the three year period ended December 31, 2006. This discussion may not be indicative of future operations or earnings. It should be read in conjunction with the audited annual consolidated financial statements and notes thereto and other financial and statistical information included in this report.

Results of Operations — 2006 Compared to 2005

The Company reported revenues of $208.7 million for the year ended December 31, 2006, an increase of 1.5% from the $205.6 million reported for the year ended December 31, 2005. The Company's net income for the year ended December 31, 2006 was $5.7 million, or $0.39 diluted net income per share, compared to net income of $9.4 million and $0.64 per diluted share for the same period in 2005.

Product revenues from the Company's hospitality segment were $83.2 million for the year ended December 31, 2006, a decrease of 9% from the $91.1 million recorded in 2005. This decrease was due to a $9.2 million decline in domestic product sales primarily due to lower hardware sales to hospitality customers. This drop in domestic revenue was partially offset by a $4.9 million increase in international product sales. This increase was the result of growth in sales to the Company's restaurant customers in Asia and Europe.

Customer service revenues are also generated by the Company's Hospitality segment. The Company's service offerings include installation, software maintenance, training, twenty-four hour helpdesk support and various depot and on-site service options. Customer service revenues were $62 million for the year ended December 31, 2006, a 6% increase from $58.3 million reported for the same period in 2005. The Company experienced growth in its field service, software maintenance and depot repair revenues for its hospitality customers due to expansion of the Company's customer base. This was partially offset by a decline in installation revenue due to the lower product revenue.

Contract revenues from the Company's Government segment were $63.5 million for the year ended December 31, 2006, an increase of 13% when compared to the $56.2 million recorded in the same period in 2005. The primary factor contributing to the growth was a $3.4 million increase in applied technology contracts including the Company's work in providing technical assistance for the development of battle planning software used by the Air Force. Also, contributing was a $3 million increase in revenue from the Company's information technology outsourcing contracts for facility operations at critical U.S. Department of Defense telecommunication sites across the globe. These outsourcing operations provided by the Company directly support U.S. Navy, Air Force and Army operations as they seek to convert their military information technology communications facilities into contractor-run operations and to meet new requirements with contractor support.

Product margins for the year ended December 31, 2006 were 42.4 %, an increase of 100 basis points from the 41.4% for the year ended December 31, 2005. This increase in margins was primarily attributable to an increase in software revenue in 2006 when compared to 2005.

Customer Service margins were 25.2% for the year ended December 31, 2006 compared to 24.2% for the same period in 2005. This increase is due to lower material costs and an increase in software maintenance revenue.

Contract margins were 7.2% for the year ended December 31, 2006 versus 6.7% for the same period in 2005. This increase is primarily due to higher margins on certain fixed price contracts and to a favorable cost share adjustment on the Company's Logistics Management Program. The most significant components of contract costs in 2006 and 2005 were labor and fringe benefits. For 2006, labor and fringe benefits were $45.9 million or 78% of contract costs compared to $39.4 million or 75% of contract costs for the same period in 2005.

Selling, general and administrative expenses are virtually all related to the Company's Hospitality segment. Selling, general and administrative expenses for the year ended December 31, 2006 were $33.4 million, an increase of 8% from the $30.9 million expense for the same period in 2005. This increase was primarily due to a rise in sales and marketing expenses associated with restaurant products as the Company is planning for future growth including international markets. The Company's 2005 acquisition of PixelPoint Technologies, Inc. also contributed to this increase. Other reasons for the expense growth include start up costs on a new customer service contract in 2006 and stock based compensation expense which was not required to be recognized in 2005.

Research and development expenses relate primarily to the Company's Hospitality segment. Research and development expenses were $11.8 million for the year ended December 31, 2006, an increase of 26% from the $9.4 million recorded in 2005. The increase was primarily attributable to the Company's continued research and development in its hardware and software products for its restaurant, resort and spa customers. The increase also reflects the research and development expenses related to the SIVA acquisition in the fourth quarter of 2006 and to the PixelPoint acquisition in the fourth quarter of 2005.

Amortization of identifiable intangible assets was $1.3 million for the year ended December 31, 2006 compared to $1 million for 2005. The increase is primarily due to amortization relating to the acquisition of PixelPoint Technologies, Inc. on October 4, 2005, and to the SIVA acquisition on November 2, 2006.

Other income, net, was $617,000 for the year ended December 31, 2006 compared to $743,000 for the same period in 2005. Other income primarily includes rental income and foreign currency gains and losses. The decrease is primarily due to lower foreign currency gains in 2006 compared to 2005.

Interest expense represents interest charged on the Company's short-term borrowing requirements from banks and from long-term debt. Interest expense was $734,000 for the year ended December 31, 2006 as compared to $287,000 in 2005. The Company experienced a higher borrowing interest rate and higher average borrowings in 2006 when compared to 2005.

For the year ended December 31, 2006, the Company's effective income tax rate was 35.5%, compared to 36.2% in 2005. The variance from the federal statutory rate in 2006 and 2005 was primarily due to state income taxes, offset by benefits related to export sales as well as tax benefits related to domestic production activities.

Results of Operations — 2005 Compared to 2004

The Company reported revenues of $205.6 million for the year ended December 31, 2005, an increase of 18% from the $174.9 million reported for the year ended December 31, 2004. The Company's net income for the year ended December 31, 2005 was $9.4 million, or $0.64 diluted net income per share, compared to net income of $5.6 million and $0.41 per diluted share for the same period in 2004.

Product revenues from the Company's Hospitality segment were $91.1 million for the year ended December 31, 2005, an increase of 18% from the $77.5 million recorded in 2004. This increase of $13.6 million is due to an $8.5 million increase in sales to domestic customers. Key restaurant customers contributing to this increase were Chick-fil-A, CKE and Papa Murphy's. Also contributing were sales to numerous resort and spa customers. In the international marketplace, sales of the Company's products increased $5.1 million. The primary reason for this growth was sales to McDonald's restaurants. Sales to the Company's resort and spa customers also contributed to the international growth.

Customer Service revenues are also generated by the Company's hospitality segment. The Company's service offerings include installation, training, twenty-four hour helpdesk support and various depot and on-site service options. Customer Service revenues were $58.3 million for the year ended December 31, 2005, an increase of 23% from the $47.5 million for the same period in 2004. This increase was due primarily to installation and software maintenance revenues associated with the Company's resort and spa customers. Additionally, the Company increased its field service and support center revenue for its restaurant customers by 14% or $2.8 million due to expansion of the Company's customer base. This was partially offset by a decline in installation revenue due to a greater number of customer's performing self-installation.

Contract revenues from the Company's Government segment were $56.2 million for the year ended December 31, 2005, an increase of 13% when compared to the $49.9 million recorded in the same period in 2004. Contributing to this growth was a $2.1 million increase in information technology outsourcing revenue from contracts for facility operations at critical U.S. Department of Defense telecommunication sites across the globe. These outsourcing operations provided by the Company directly support U.S. Navy, Air Force and Army operations as they seek to convert their military information technology communications facilities into contractor-run operations and to meet new requirements with contractor support. Also contributing to this increase was a $1.8 million increase in revenue under the Company's Logistics Management Program. The balance of the increase was due to several contracts in applied technology.

Product margins for the year ended December 31, 2005 were 41.4%, an increase of 760 basis points from the 33.8% for the year ended December 31, 2004. This increase in margins was primarily attributable to higher software revenue. This software revenue was generated from the Company's resort, spa and restaurant customers. The increase was also due to a large integration project for a major customer in 2004 that involved lower margin peripheral hardware products. This project was substantially completed in 2005.

Customer Service margins were 24.2% for the year ended December 31, 2005 compared to 16.2% for the same period in 2004, an increase of 800 basis points. This increase was due to service integration and software maintenance revenue at higher margins associated with the Company's resort and spa products. The increase was also due to additional service contracts from restaurant customers and the Company's ability to leverage its service infrastructure.

Contract margins were 6.7% for the year ended December 31, 2005 versus 6.5% for the same period in 2004. In 2005, the margin increase resulted from higher margins on certain fixed price contracts partially offset by higher than anticipated award fees in 2004 on certain image and digital processing contracts. The most significant components of contract costs in 2005 and 2004 were labor and fringe benefits. For the year ended December 31, 2005 labor and fringe benefits were $39.4 million or 75% of contract costs compared to $35.9 million or 77% of contract costs for the same period in 2004.

Selling, general and administrative expenses are virtually all related to the Company's Hospitality segment. Selling, general and administrative expenses for the year ended December 31, 2005 were $30.9 million, an increase of 40% from the $22.1 million expended for the same period in 2004. The increase was primarily attributable to a rise in selling and marketing expenses due to sales of the Company's new resort and spa software products and the Company's traditional hardware products. Also contributing to the increase was an investment in the Company's restaurant sales force and the cost of compliance with the Sarbanes-Oxley regulations.

Research and development expenses relate primarily to the Company's Hospitality segment. However, in 2004, approximately 4% of these expenses related to the Company's Logistics Management Program. Research and development expenses were $9.4 million for the year ended December 31, 2005, an increase of 49% from the $6.3 million recorded in 2004. The increase was primarily attributable to the Company's investment in its recently acquired resort and spa products. The Company also continues to invest in its restaurant hardware and software products. Partially offsetting this increase was a decline in the investment in the Company's Logistic Management Program as new U.S. Government funding is in place.

Amortization of identifiable intangible assets was $1 million for the year ended December 31, 2005 compared to $245,000 for 2004. The increase is primarily due to a full year of amortization relating to the acquisition of Springer-Miller Systems, Inc. on October 1, 2004.

Other income, net, was $743,000 for the year ended December 31, 2005 compared to $1.1 million for the same period in 2004. Other income primarily includes rental income and foreign currency gains and losses. The decrease in 2005 resulted primarily from a decline in foreign currency gains when compared to 2004.

Interest expense represents interest charged on the Company's short-term borrowing requirements from banks and from long-term debt. Interest expense was $287,000 for the year ended December 31, 2005 as compared to $295,000 in 2004. The Company experienced a higher borrowing interest rate in 2005 which was offset by a lower average borrowings outstanding in 2005 when compared to 2004.

For the year ended December 31, 2005, the Company's effective income tax rate was 36.2%, compared to 39.8% in 2004. The variance from the federal statutory rate in 2005 was primarily due to state income taxes. The variance from the federal statutory rate in 2004 was primarily due to state and Foreign income taxes.

Liquidity and Capital Resources

The Company's primary sources of liquidity have been cash flow from operations and lines of credit with various banks. Cash used in continuing operations was $3.6 million for the year ended December 31, 2006 compared to cash provided of $11.7 million for 2005. In 2006, cash was used to finance the growth in receivables and inventory. This was partially offset by cash generated from operating profits. In 2005, cash flow was generated primarily from operating profits, the tax benefit generated from the exercise of stock options and the timing of vendor payments for material purchases. This was partially offset by increases in accounts receivable and inventory.

Cash used in investing activities was $7.8 million for the year ended December 31, 2006 versus $9.5 million for the same period in 2005. In 2006, capital expenditures were $1.2 million and were principally for manufacturing and information technology equipment. Capitalized software costs relating to software development of hospitality segment products were $822,000 in 2006. In 2005, capital expenditures were $1.7 million and were primarily for manufacturing and research and development equipment. Capitalized software costs relating to software development of hospitality segment products were $617,000 in 2005. In 2006, the Company used $5.8 million in cash for the acquisition of SIVA Corporation. In 2005, the Company used $7.2 million in cash for acquisitions, the majority of which was for PixelPoint Technologies.

Cash provided by financing activities was $10.5 million for the year ended December 31, 2006 versus $5 million of cash used in 2005. In 2006, the Company increased its short-term borrowings by $4.2 million and increased its long-term debt by $5.9 million. This increase was principally due to debt incurred in connection with the acquisition of SIVA Corporation. The Company also benefited $352,000 from the exercise of employee stock options. In 2005, the Company reduced its short-term bank borrowings by $6.7 million and received $1.8 million from the exercise of employee stock options.

The Company has an aggregate availability of $20,000,000 in unsecured bank lines of credit. One line totaling $12,500,000 bears interest at the bank borrowing rate (6.3% at December 31, 2006). The second line of $7,500,000 allows the Company, at its option, to borrow funds at the LIBOR rate plus the applicable interest rate spread or at the bank's prime lending rate (6.3% at December 31, 2006). These facilities contain certain loan covenants including a leverage ratio of not greater than 4 to 1 and a fixed charge coverage ratio of not less than 3.5 to 1. These lines expire in April 2009. The Company was in compliance with all loan covenants on December 31, 2006. At December 31, 2006 and 2005, there was $7,713,000 and $3,500,000 outstanding under these lines, respectively. The weighted average interest rate paid by the Company during 2006 was 6.6% and 5.6% during 2005.

In 2006, the Company borrowed $6,000,000 under an unsecured term loan agreement with a bank in connection with the acquisition of SIVA Corporation. The loan provides for interest only payments in the first year and escalating principal payments through 2012. The loan bears interest at the LIBOR rate plus the applicable interest rate spread (6.3% at December 31, 2006).

The Company has a $1,948,000 mortgage collateralized by certain real estate. The annual mortgage payment including interest totals $226,000. The mortgage bears interest at a fixed rate of 7% and matures in 2010.

The Company's future principal payments under its term loan and mortgage are as follows (in thousands):

2007	$ 240
2008	772
2009	1,079
2010	2,933
2011	1,575
2012	1,349
	$ 7,948

The Company's future minimum obligations under non-cancelable operating leases are as follows (in thousands):

2007	$ 1,852
2008	1,456
2009	1,195
2010	537
2011	223
Thereafter	89
	$ 5,352

During fiscal year 2007, the Company anticipates that its capital requirements will be approximately $2 to $3 million. The Company does not usually enter into long-term contracts with its major hospitality segment customers. The Company commits to purchasing inventory from its suppliers based on a combination of internal forecasts and the actual orders from customers. This process, along with good relations with suppliers, minimizes the working capital investment required by the Company. Although the Company lists two major customers, McDonald's and Yum! Brands, it sells to hundreds of individual franchisees of these corporations, each of which is individually responsible for its own debts. These broadly made sales substantially reduce the impact on the Company's liquidity if one individual franchisee reduces the volume of its purchases from the Company in a given year. The Company, based on internal forecasts, believes its existing cash, line of credit facilities and its anticipated operating cash flow will be sufficient to meet its cash requirements through at least the next twelve months. However, the Company may be required, or could elect, to seek additional funding prior to that time. The Company's future capital requirements will depend on many factors including its rate of revenue growth, the timing and extent of spending to support product development efforts, expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of its products. The Company cannot assure that additional equity or debt financing will be available on acceptable terms or at all. The Company's sources of liquidity beyond twelve months, in management's opinion, will be its cash balances on hand at that time, funds provided by operations, funds available through its lines of credit and the long-term credit facilities that it can arrange.

Critical Accounting Policies

The Company's consolidated financial statements are based on the application of U.S. generally accepted accounting principles (GAAP). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. The Company believes its use of estimates and underlying accounting assumptions adhere to GAAP and are consistently applied. Valuations based on estimates are reviewed for reasonableness and adequacy on a consistent basis throughout the Company. Primary areas where financial information of the Company is subject to the use of estimates, assumptions and the application of judgment include revenue recognition, accounts receivable, inventories, intangible assets and taxes.

Revenue Recognition Policy

The Company recognizes revenue generated by the hospitality segment using the guidance from SEC Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition" and the AICPA Statement of Position (SOP) 97-2, "Software Revenue Recognition." Product revenues consist of sales of the Company's standard point-of-sale and property management systems of the hospitality segment. Product revenues include both hardware and software sales. The Company also records service revenues relating to its standard point-of-sale and property management systems of the hospitality segment.

Hardware

Revenue recognition on hardware sales occurs upon delivery to the customer site (or when shipped for systems that are not installed by the Company) as under SAB 104, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured.

Software

Revenue recognition on software sales generally occurs upon delivery to the customer site (or when shipped for systems that are not installed by the Company) as under SOP 97-2, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. For software sales where the Company is the sole party that has the proprietary knowledge to install the software, revenue is recognized upon installation and when the system is ready to go live.

Service

Service revenue consists of installation and training services, support maintenance, and field and depot repair. Installation and training service revenue are based upon standard hourly/daily rates and revenue is recognized as the services are performed. Support maintenance and field and depot repair are provided to customers either on a time and materials basis or under a maintenance contract. Services provided on a time and materials basis are recognized as the services are performed. Service revenues from maintenance contracts are recognized ratably over the underlying contract period.

The individual product and service offerings that are included in arrangements with our customers are identified and priced separately to the customer based upon the stand alone price for each individual product or service sold in the arrangement irrespective of the combination of products and services which are included in a particular arrangement. As such, the units of accounting are based on each individual product and service sold, and revenue is allocated to each element based on vendor specific objective evidence (VSOE) of fair value. VSOE of fair value for each individual product and service is based on separate individual prices of these products and services. The sales price used to establish fair value is the sales price of the element when it is sold individually in a separate arrangement and not as a separate element in a multiple element arrangement.

Contracts

The Company recognizes revenue in its Government segment using the guidance from SEC Staff Accounting Bulletin No. 104, *Revenue Recognition*. The Company's contract revenues generated by the Government segment result primarily from contract services performed for the U.S. Government under a variety of cost-plus fixed fee, time-and-material and fixed-price contracts. Revenue on cost-plus fixed fee contracts is recognized based on allowable costs for labor hours delivered, as well as other allowable costs plus the applicable fee. Revenue on time and material contracts is recognized by multiplying the number of direct labor hours delivered in the performance of the contract by the contract billing rates and adding other direct costs as incurred. Revenue from fixed-price contracts is recognized as labor hours are delivered which approximates the straight-line basis of the life of the contract. The Company's obligation under these contracts is to provide labor hours to conduct research or to staff facilities with no other deliverables or performance obligations. Anticipated losses on all contracts are recorded in full when identified. Unbilled accounts receivable are stated in the Company's consolidated financial statements at their estimated realizable value. Contract costs, including indirect expenses, are subject to audit and adjustment through negotiations between the Company and U.S. Government representatives.

Accounts Receivable-Allowance for Doubtful Accounts

Allowances for doubtful accounts are based on estimates of probable losses related to accounts receivable balances. The establishment of allowances requires the use of judgment and assumptions regarding probable losses on receivable balances. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based on our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and appropriate reserves have been established, we cannot guarantee that we will continue to experience the same credit loss rates that we have experienced in the past. Thus, if the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required.

Inventories

The Company's inventories are valued at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method. The Company uses certain estimates and judgments and considers several factors including product demand and changes in technology to provide for excess and obsolescence reserves to properly value inventory.

Capitalized Software Development Costs

The Company capitalizes certain costs related to the development of computer software used in its Hospitality segment under the requirements of Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* Software development costs incurred prior to establishing technological feasibility are charged to operations and included in research and development costs. Software development costs incurred after establishing technological feasibility are capitalized and amortized over the estimated economic life when the product is available for general release to customers.

Goodwill

Following Financial Accounting Standards Board issuance of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* (SFAS 142), the Company tests all goodwill for impairment annually, or more frequently if circumstances indicate potential impairment. The Company has elected to annually test for impairment in the fourth quarter of its fiscal year.

Taxes

The Company has significant amounts of deferred tax assets that are reviewed for recoverability and valued accordingly. These assets are evaluated by using estimates of future taxable income and the impact of tax planning strategies. Valuations related to tax accruals and assets can be impacted by changes to tax codes, changes in statutory tax rates and the Company's estimates of its future taxable income levels.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) published SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. Statement 151 amends the guidance in Chapter 4, "Inventory Pricing" of ARB No. 43 and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. SFAS 151 also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 was effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SFAS 151 is effective for the Company's 2006 fiscal year and did not have a material impact on the Company's consolidated financial statements.

FASB Interpretation 48 was issued in July 2006 to clarify the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income taxes. The Interpretation defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and will affect many companies' reported results and their disclosures of uncertain tax positions. The Interpretation does not prescribe the type of evidence required to support meeting the more-likely-than-not threshold, stating that it depends on the individual facts and circumstances. The benefit recognized for a tax position meeting the more-likely-than-not criterion is measured based on the largest benefit that is more than 50% likely to be realized. The measurement of the related benefit is determined by considering the probabilities of the amounts that could be realized upon ultimate settlement, assuming the taxing authority has full knowledge of all relevant facts and including expected negotiated settlements with the taxing authority. Interpretation 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006 (the Company's 2007 fiscal year). The Company does not expect this to have a material impact on the consolidated financial statements.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, "Considering the Effects Prior Period Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," ("SAB 108"). SAB 108 provides interpretative guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 was effective for the Company in the fiscal year ended December 31, 2006. The adoption of SAB 108 did not impact the Company's results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which provides guidance for measuring the fair value of assets and liabilities, as well as requires expanded disclosures about fair value measurements. SFAS 157 indicates that fair value should be determined based on the assumptions marketplace participants would use in pricing the asset or liability, and provides additional guidelines to consider in determining the market-based measurement. The Company will be required to adopt SFAS 157 on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently assessing the impact of adopting SFAS 159 on its consolidated financial statements.

Item 7A: Quantitative and Qualitative Disclosures About Market Risk

INFLATION

Inflation had little effect on revenues and related costs during 2006. Management anticipates that margins will be maintained at acceptable levels to minimize the affects of inflation, if any.

INTEREST RATES

As of December 31, 2006, the Company has $5.9 million in variable long-term debt and $7.9 million in variable short-term debt. The Company believes that an adverse change in interest rates of 100 basis points would not have a material impact on our business, financial condition, results of operations or cash flows.

FOREIGN CURRENCY

The Company's primary exposures relate to certain non-dollar denominated sales and operating expenses in Europe and Asia. These primary currencies are the Euro, the Australian dollar and the Singapore dollar. Management believes that foreign currency fluctuations should not have a significant impact on our business, financial conditions, results of operations or cash flows due to the low volume of business affected by foreign currencies.

Item 8: Financial Statements and Supplementary Data

The Company's 2006 Consolidated financial statements, together with the reports thereon of KPMG LLP dated March 15, 2007, are included elsewhere herein. See Item 15 for a list of Financial Statements.

Item 9A: Controls and Procedures

1. Evaluation of Disclosure Controls and Procedures.

Based on an evaluation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report on Form 10-K, conducted under the supervision of and with the participation of the Company's chief executive officer and chief financial officer, such officers have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and are operating in an effective manner.

2. Management's Report on Internal Control over Financial Reporting.

PAR's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of inherent limitations due to, for example, the potential for human error or circumvention of controls, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PAR's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated framework. Based on its assessment, management believes that, as of December 31, 2006, the Company's internal control over financial reporting was effective based on those criteria. This evaluation excluded the internal control over financial reporting of SIVA Corporation ("SIVA") which the Company acquired on November 2, 2006. Management did not have adequate time to gather sufficient evidence about the design and operating effectiveness of internal control over financial reporting for SIVA from the date of acquisition through December 31, 2006; therefore, management was not able to perform an evaluation with respect to the effectiveness of internal control over financial reporting for SIVA. As of December 31, 2006, the total assets, net revenues, and income before provision for income taxes of SIVA comprised 4.8%, .02%, and (6.9%), respectively, of the consolidated total assets, net revenues, and income from continuing operations before provision for income taxes of the Company.

PAR's independent registered public accounting firm, KPMG LLP, has issued a report on the Company's assessment of its internal control over financial reporting. This report appears below.

3. Attestation Report of Independent Registered Public Accounting Firm.

The Board of Directors and Shareholders
PAR Technology Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that PAR Technology Corporation and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PAR Technology Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that PAR Technology Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by COSO. Also, in our opinion, PAR Technology Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

PAR Technology Corporation acquired SIVA Corporation on November 2, 2006, and management excluded from its assessment of the effectiveness of PAR Technology Corporation's internal control over financial reporting as of December 31, 2006, SIVA Corporation's internal control over financial reporting associated with total assets, net revenues, and income before provision for income taxes comprising 4.8%, .02%, and (6.9%), respectively, of the consolidated total assets, net revenues, and income before provision for income taxes of PAR Technology Corporation and subsidiaries as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of PAR Technology Corporation also excluded an evaluation of the internal control over financial reporting of SIVA Corporation.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PAR Technology Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 15, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Syracuse, New York
March 15, 2007

4. Changes in internal controls. During the period covered by this Annual Report on Form 10-K, there were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f)) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B: Other Information

Reports on Form 8-K

On October 26, 2006, PAR Technology Corporation furnished a report on Form 8-K pursuant to Item 2.02 (Results of Operations and Financial Condition) of that Form relating to its financial information for the quarter ended September 30, 2006, as presented in a press release October 26, 2006 and furnished thereto as an exhibit.

On November 2, 2006, PAR Technology Corporation furnished a report on Form 8-K pursuant to Item 8.01 (Other Events) of that Form relating to the acquisition of substantially all of the assets of SIVA Corporation.

On November 8, 2006, PAR Technology Corporation filed a Form 8-K pursuant to Item 2.01 (Completion of Acquisition or Disposition of Assets) and Item 9.01 (Financial Statements and Exhibits) of that Form relating to the acquisition of SIVA Corporation.

PART III

Item 10: Directors, Executive Officers and Corporate Governance

The directors and executive officers of the Company and their respective ages and positions are:

Name	Age	Position
Dr. John W. Sammon, Jr.	67	Chairman, President and Chief Executive Officer, PAR Technology Corporation
Charles A. Constantino	67	Executive Vice President and Director, PAR Technology Corporation
Sangwoo Ahn	68	Director, PAR Technology Corporation
Kevin R. Jost	52	Director, PAR Technology Corporation
Dr. Paul D. Nielsen	55	Director, PAR Technology Corporation
James A. Simms	47	Director, PAR Technology Corporation
Gregory T. Cortese	57	Chief Executive Officer & President ParTech, Inc., General Counsel and Secretary, PAR Technology Corporation
Albert Lane, Jr.	65	President, PAR Government Systems Corporation and Rome Research Corporation
Ronald J. Casciano	53	Vice President, Chief Financial Officer & Treasurer, PAR Technology Corporation

The Company's Directors are elected in classes with staggered three-year terms with one class being elected at each annual meeting of shareholders. The Directors serve until the next election of their class and until their successors are duly elected and qualified. The Company's officers are appointed by the Board of Directors and hold office at the will of the Board of Directors.

The principal occupations for the last five years of the Directors and Executive Officers of the Company are as follows:

Dr. John W. Sammon, Jr. is the founder of the Company and has been the Chairman, President and Chief Executive Officer since its incorporation in 1968.

Mr. Charles A. Constantino has been a Director of the Company since 1971 and Executive Vice President since 1974.

Mr. Sangwoo Ahn was appointed a Director of the Company in March, 1986. Mr. Ahn is the Chairman of the Board, Quaker Fabric Corp. since 1993 and previously was the partner of Morgan, Lewis, Githens & Ahn.

Mr. Kevin R. Jost was appointed a Director of the Company in May, 2004. Mr. Jost has been the President and Chief Executive Officer of Hand Held Products, Inc. since 1999.

Dr. Paul D. Nielsen was appointed a Director of the Company in January, 2006. Mr. Nielsen has been Director and CEO of the Software Engineering Institute ("SEI") at Carnegie Mellon University since 2004.

Mr. James A. Simms was appointed a Director of the Company in October, 2001. Mr. Simms is currently a senior investment banker with Janney, Montgomery, Scott.

Mr. Albert Lane, Jr. was appointed to President, Rome Research Corporation in 1988. Mr. Lane was additionally appointed President of PAR Government Systems Corporation in 1997.

Mr. Gregory T. Cortese was named President, ParTech, Inc. in June 2000 in addition to General Counsel and Secretary of PAR Technology Corporation. Previously, Mr. Cortese was the Vice President, Law and Strategic Development since 1998.

Mr. Ronald J. Casciano, CPA, was promoted to Vice President, Chief Financial Officer, Treasurer of PAR Technology Corporation in June, 1995.

Item 11: Executive Compensation

The information required by this item will appear under the caption "Executive Compensation" in our 2007 definitive proxy statement for the annual meeting of stockholders in May 2007 and is incorporated herein by reference.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will appear under the caption "Security Ownership Of Management And Certain Beneficial Owners" in our 2007 definitive proxy statement for the annual meeting of stockholders in May 2007 and is incorporated herein by reference.

Item 13: Certain Relationships and Related Transactions, and Director Independence

The information required by this item will appear under the caption "Executive Compensation" in our 2007 definitive proxy statement for the annual meeting of stockholders in May 2007 and is incorporated herein by reference.

Item 14: Principal Accountant Fees and Services

The response to this item will appear under the caption "Principal Accountant Fees and Services" in our 2007 definitive proxy statement for the annual meeting of stockholders to be held in May 2007 and is incorporated herein by reference.

PART IV

Item 15: Exhibits, Financial Statement Schedules

(a) Documents filed as a part of the Form 10-K

(b) Exhibits

See list of exhibits on page 54 and 55.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
PAR Technology Corporation:

We have audited the consolidated financial statements of PAR Technology Corporation and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PAR Technology Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1 and 7 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock based compensation as required by Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of PAR Technology Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

Our report dated March 15, 2007 on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, contains an explanatory paragraph that states PAR Technology Corporation acquired SIVA Corporation on November 2, 2006, and management excluded from its assessment of the effectiveness of PAR Technology Corporation's internal control over financial reporting as of December 31, 2006, SIVA Corporation's internal control over financial reporting associated with total assets, net revenues, and income before provision for income taxes comprising 4.8%, 0.02%, and (6.9%), respectively, of the consolidated total assets, net revenues, and income before provision for income taxes of PAR Technology Corporation and subsidiaries as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of PAR Technology Corporation also excluded an evaluation of the internal control over financial reporting of SIVA Corporation.

KPMG LLP

Syracuse, New York
March 15, 2007

PAR TECHNOLOGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands except share amounts)

	December 31,	
	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 4,273	$ 4,982
Accounts receivable-net	46,791	40,781
Inventories-net	35,948	29,562
Income tax refunds	1,103	879
Deferred income taxes	5,139	5,690
Other current assets	2,737	2,598
Total current assets	95,991	84,492
Property, plant and equipment - net	7,535	8,044
Goodwill	25,734	20,622
Intangible assets - net	10,695	9,904
Other assets	2,841	2,087
	$ 142,796	$ 125,149
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 240	$ 76
Borrowings under lines of credit	7,713	3,500
Accounts payable	12,470	12,703
Accrued salaries and benefits	8,279	9,725
Accrued expenses	1,861	2,352
Customer deposits	3,656	3,973
Deferred service revenue	12,254	11,332
Total current liabilities	46,473	43,661
Long-term debt	7,708	1,948
Deferred income taxes	653	201
Other long-term liabilities	1,879	847
Commitments and contingent liabilities		
Shareholders' Equity:		
Preferred stock, $0.02 par value, 1,000,000 shares authorized	—	—
Common stock, $0.02 par value, 29,000,000 shares authorized; 15,980,486 and 15,914,958 shares issued; 14,327,731 and 14,136,654 outstanding	320	318
Capital in excess of par value	38,602	37,271
Retained earnings	53,159	47,442
Accumulated other comprehensive loss	(489)	(611)
Treasury stock, at cost, 1,652,755 and 1,778,304 shares	(5,509)	(5,928)
Total shareholders' equity	86,083	78,492
	$ 142,796	$ 125,149

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(in thousands except per share amounts)

	Year ended December 31,		
	2006	2005	2004
Net revenues:			
Product	$ 83,237	$ 91,130	$ 77,503
Service	61,979	58,327	47,466
Contract	63,451	56,182	49,915
	208,667	205,639	174,884
Costs of sales:			
Product	47,925	53,443	51,287
Service	46,338	44,205	39,769
Contract	58,895	52,405	46,682
	153,158	150,053	137,738
Gross margin	55,509	55,586	37,146
Operating expenses:			
Selling, general and administrative	33,440	30,867	22,106
Research and development	11,802	9,355	6,270
Amortization of identifiable intangible assets	1,283	1,030	245
	46,525	41,252	28,621
Operating income	8,984	14,334	8,525
Other income, net	617	743	1,134
Interest expense	(734)	(287)	(295)
Income before provision for income taxes	8,867	14,790	9,364
Provision for income taxes	(3,146)	(5,358)	(3,729)
Net income	$ 5,721	$ 9,432	$ 5,635
Earnings per share:			
Basic	$ 0.40	$ 0.68	$ 0.43
Diluted	$ 0.39	$ 0.64	$ 0.41
Weighted average shares outstanding			
Basic	14,193	13,792	13,044
Diluted	14,752	14,648	13,845

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year ended December 31,		
	2006	2005	2004
Net income	$ 5,721	$ 9,432	$ 5,635
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	122	(430)	(138)
Comprehensive income	$ 5,843	$ 9,002	$ 5,497

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands)	Common Stock Shares	Common Stock Amount	Capital in excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity
Balances at December 31, 2003	14,949	$ 299	$ 29,661	$ 32,375	$ (43)	(2,116)	$ (7,053)	$ 55,239
Net income				5,635				5,635
Issuance of common stock upon the exercise of stock options, net of tax benefit of $364	260	5	948					953
Issuance of treasury stock for business acquisition			850			310	1,035	1,885
Translation adjustments, net of tax benefit of $111					(138)			(138)
Balances at December 31, 2004	15,209	304	31,459	38,010	(181)	(1,806)	(6,018)	63,574
Net income				9,432				9,432
Issuance of common stock upon the exercise of stock options, net of tax benefit of $3,545	706	14	5,360					5,374
Issuance of treasury stock for business acquisition			452			28	90	542
Translation adjustments, net of tax benefit of $263					(430)			(430)
Balances at December 31, 2005	15,915	318	37,271	47,442	(611)	(1,778)	(5,928)	78,492
Net income				5,721				5,721
Issuance of common stock upon the exercise of stock options, net of tax benefit of $173	47	2	350					352
Issuance of treasury stock for business acquisition			647			125	419	1,066
Issuance of restricted stock awards	18							
Cash in lieu of fractional shares on stock split				(4)				(4)
Equity based compensation			334					334
Translation adjustments, net of tax benefit of $86					122			122
Balances at December 31, 2006	15,980	$ 320	$ 38,602	$ 53,159	$ (489)	(1,653)	$ (5,509)	$ 86,083

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 5,721	$ 9,432	$ 5,635
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,884	3,755	2,812
Provision for bad debts	849	1,063	689
Provision for obsolete inventory	1,922	3,942	4,007
Equity based compensation	334	—	—
Excess tax benefit of stock option exercises	—	3,545	364
Deferred income tax	916	1,213	3,014
Changes in operating assets and liabilities:			
Accounts receivable	(6,846)	(9,101)	246
Inventories	(8,308)	(6,419)	1,046
Income tax refunds	(224)	(879)	—
Other current assets	(139)	132	178
Other assets	(754)	(756)	(825)
Accounts payable	(496)	2,704	571
Accrued salaries and benefits	(1,446)	1,653	2,119
Accrued expenses	(491)	(831)	(43)
Customer deposits	(317)	(888)	(132)
Deferred service revenue	813	2,249	42
Other long-term liabilities	1,032	847	—
Net cash provided by (used in) continuing operating activities	(3,550)	11,661	19,723
Net cash used in discontinued operations	—	(174)	(235)
Net cash provided by (used in) operating activities	(3,550)	11,487	19,488
Cash flows from investing activities:			
Capital expenditures	(1,189)	(1,682)	(1,598)
Capitalization of software costs	(822)	(617)	(804)
Business acquisitions, net of cash acquired	(5,827)	(7,223)	(13,364)
Net cash used in investing activities	(7,838)	(9,522)	(15,766)

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(in thousands)

	Year ended December 31,		
	2006	2005	2004
Cash flows from financing activities:			
Net borrowings (payments) under line-of-credit agreements	4,213	(6,746)	3,257
Proceeds from long-term debt	6,000	—	—
Payments of long-term debt	(76)	(71)	(86)
Proceeds from the exercise of stock options	179	1,830	585
Excess tax benefit of stock option exercises	173	—	—
Cash dividend in lieu of fractional shares on stock split	(4)	—	—
Net cash provided by *(used in)* financing activities	10,485	(4,987)	3,756
Effect of exchange rate changes on cash and cash equivalents	194	(692)	(249)
Net increase (decrease) in cash and cash equivalents	(709)	(3,714)	7,229
Cash and cash equivalents at beginning of year	4,982	8,696	1,467
Cash and cash equivalents at end of year	$ 4,273	$ 4,982	$ 8,696
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 687	$ 304	$ 280
Income taxes, net of refunds	2,237	1,586	537

Supplemental disclosures of non-cash financing and investing activities:

See non-cash financing and investing activities related to the Company's business acquisitions as summarized in Note 2.

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

Basis of consolidation

The consolidated financial statements include the accounts of PAR Technology Corporation and its subsidiaries (ParTech, Inc., PAR Springer-Miller Systems, Inc., PixelPoint ULC, Par-Siva Corporation, PAR Government Systems Corporation, Rome Research Corporation and Ausable Solutions, Inc.), collectively referred to as the "Company." All significant intercompany transactions have been eliminated in consolidation.

Revenue recognition

The Company recognizes revenue generated by the Hospitality segment using the guidance from SEC Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition" and the AICPA Statement of Position (SOP) 97-2, "Software Revenue Recognition". Product revenues consist of sales of the Company's standard point of sale and property management systems of the Hospitality segment. Product revenues include both hardware and software sales. The Company also records service revenues relating to its standard point of sale and property management systems of the hospitality segment.

Hardware

Revenue recognition on hardware sales occurs upon delivery to the customer site (or when shipped for systems that are not installed by the Company) as under SAB 104, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured.

Software

Revenue recognition on software sales generally occurs upon delivery to the customer site (or when shipped for systems that are not installed by the Company) as under SOP 97-2, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. For software sales where the Company is the sole party that has the proprietary knowledge to install the software, revenue is recognized upon installation and when the system is ready to go live.

Service

Service revenue consists of installation and training services, support maintenance, and field and depot repair. Installation and training service revenue are based upon standard hourly/daily rates and revenue is recognized as the services are performed. Support maintenance and field and depot repair are provided to customers either on a time and materials basis or under a maintenance contract. Services provided on a time and materials basis are recognized as the services are performed. Service revenues from maintenance contracts are recognized ratably over the underlying contract period.

The individual product and service offerings that are included in arrangements with our customers are identified and priced separately to the customer based upon the stand alone price for each individual product or service sold in the arrangement irrespective of the combination of products and services which are included in a particular arrangement. As such, the units of accounting are based on each individual product and service sold, and revenue is allocated to each element based on vendor specific objective evidence (VSOE) of fair value. VSOE of fair value for each individual product and service is based on separate individual prices of these products and services. The sales price used to establish fair value is the sales price of the element when it is sold individually in a separate arrangement and not as a separate element in a multiple element arrangement.

Contracts

The Company recognizes revenue in its Government segment using the guidance from SEC Staff Accounting Bulletin No. 104, *Revenue Recognition.* The Company's contract revenues generated by the Government segment result primarily from contract services performed for the U.S. Government under a variety of cost-plus fixed fee, time-and-material and fixed-price contracts. Revenue on cost-plus fixed fee contracts is recognized based on allowable costs for labor hours delivered, as well as other allowable costs plus the applicable fee. Revenue on time and material contracts is recognized by multiplying the number of direct labor hours delivered in the performance of the contract by the contract billing rates and adding other direct costs as incurred. Revenue for fixed-price contracts is recognized as labor hours are delivered which approximates the straight-line basis of the life of the contract. The Company's obligation under these contracts is to provide labor hours to conduct research or to staff facilities with no other deliverables or performance obligations. Anticipated losses on all contracts are recorded in full when identified. Unbilled accounts receivable are stated in the Company's consolidated financial statements at their estimated realizable value. Contract costs, including indirect expenses, are subject to audit and adjustment through negotiations between the Company and U.S. Government representatives.

Statement of cash flows

For purposes of reporting cash flows, the Company considers all highly liquid investments, purchased with a remaining maturity of three months or less, to be cash equivalents.

Accounts receivable – Allowance for doubtful accounts

Allowances for doubtful accounts are based on estimates of probable losses related to accounts receivable balances. The establishment of allowances requires the use of judgment and assumptions regarding probable losses on receivable balances.

Inventories

The Company's inventories are valued at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method. The Company uses certain estimates and judgments and considers several factors including product demand and changes in technology to provide for excess and obsolescence reserves to properly value inventory.

Property, plant and equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to twenty-five years. Expenditures for maintenance and repairs are expensed as incurred.

Other assets

Other assets consist of cash surrender value of life insurance related to the Company's Deferred Compensation Plan.

Warranties

The Company's products are sold with a standard warranty for defects in material and workmanship. The standard warranty offered by the Company is for one year, although certain sales have shorter warranty periods. The Company establishes an accrual for estimated warranty costs at the time revenue is recognized on the sale. This estimate is based on projected product reliability using historical performance data.

Income taxes

The provision for income taxes is based upon pretax earnings with deferred income taxes provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The Company records a valuation allowance when necessary to reduce deferred tax assets to their net realizable amounts. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Other long-term liabilities

Other long-term liabilities relates to the Company's deferred compensation. In 2004, other long-term liabilities consisted of an obligation owed to a third-party as a result of the acquisition of Springer-Miller Systems, Inc. Based on the provisions of the purchase agreement, this $820,000 liability did not come to fruition and was properly adjusted as a reduction to goodwill in 2005.

Foreign currency

The assets and liabilities for the Company's international operations are translated into U.S. dollars using year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity under the heading Accumulated Other Comprehensive Loss. Exchange gains and losses on intercompany balances of a long-term investment nature are also recorded as a translation adjustment and are included in Accumulated Other Comprehensive Income (Loss). Foreign currency transaction gains and losses are included in net income.

Other income

The components of other income for the three years ending December 31 are as follows:

	Year ended December 31, (in thousands)		
	2006	2005	2004
Currency gains	$ 76	$ 186	$ 502
Rental income-net	320	320	349
Other	221	237	283
	$ 617	$ 743	$ 1,134

Identifiable intangible assets

The Company capitalizes certain costs related to the development of computer software used in its Hospitality products segment under the requirements of Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". Software development costs incurred prior to establishing technological feasibility are charged to operations and included in research and development costs. Software development costs incurred after establishing feasibility are capitalized and amortized on a product-by-product basis when the product is available for general release to customers. Annual amortization, charged to cost of sales, is computed using the straight-line method over the remaining estimated economic life of the product, generally three years. Amortization of capitalized software costs amounted to $680,000, $834,000 and $996,000 in 2006, 2005, and 2004, respectively.

The Company acquired identifiable intangible assets in connection with its acquisitions in 2006, 2005 and 2004. Amortization of identifiable intangible assets amounted to $1,283,000 in 2006, $1,030,000 in 2005 and $245,000 in 2004. See Note 2 for additional details.

The components of identifiable intangible assets are:

	Year ended December 31, (in thousands)	
	2006	2005
Software costs	$ 6,363	$ 5,655
Customer relationships	4,393	3,744
Trademarks (non-amortizable)	2,694	2,444
Other	578	578
	14,028	12,421
Less accumulated amortization	(3,333)	(2,517)
	$ 10,695	$ 9,904

The future amortization of these intangible assets is as follows (in thousands):

2007	$ 2,266
2008	1,923
2009	1,619
2010	942
2011	848
Thereafter	403
	$ 8,001

The Company has elected to test for impairment of identifiable intangible assets during the fourth quarter of its fiscal year. There was no impairment of identifiable intangible assets in 2006, 2005 and 2004.

Stock split

On November 14, 2005, the Company's Board of Directors declared a 3 for 2 stock split in the form of a stock dividend that was distributed on January 6, 2006 to shareholders of record on December 12, 2005. All share and per share data in these consolidated financial statements and footnotes have been retroactively restated as if the stock split had occurred as of the earliest period presented.

Stock based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R *Share-Based Payment* (SFAS 123R) on a modified prospective basis. This standard requires the Company to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. The cost is recognized as compensation expense over the vesting period of the awards. Total compensation expense included in operating expenses for 2006 was $334,000. Prior to adopting SFAS 123R on January 1, 2006, the Company's equity based employee compensation awards were accounted for under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations.

Earnings per share

Earnings per share are calculated in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share," which specifies the computation, presentation, and disclosure requirements for earnings per share (EPS). It requires the presentation of basic and diluted EPS. Basic EPS excludes all dilution and is based upon the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The following is a reconciliation of the weighted average shares outstanding for the basic and diluted EPS computations (in thousands, except share and per share data):

	2006	2005	2004
Net income	$ 5,721	$ 9,432	$ 5,635
Basic:			
Shares outstanding at beginning of year	14,137	13,403	12,833
Weighted shares issued during the year	56	389	211
Weighted average common shares, basic	14,193	13,792	13,044
Earnings per common share, basic	$ 0.40	$ 0.68	$ 0.43
Diluted:			
Weighted average common shares, basic	14,193	13,792	13,044
Dilutive impact of stock options	557	856	801
Dilutive impact of restricted stock awards	2	—	—
Weighted average common shares, diluted	14,752	14,648	13,845
Earnings per common share, diluted	$ 0.39	$ 0.64	$ 0.41

At December 31, 2006 there were 70,500 anti-dilutive stock options outstanding. At December 31, 2005 and 2004, there were no anti-dilutive stock options outstanding.

Use of estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include: the carrying amount of property, plant and equipment, identifiable intangible assets and goodwill, warranty reserve, valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those estimates.

Goodwill

Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. Following Financial Accounting Standards Board issuance of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", (SFAS 142), the Company tests all goodwill for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The Company has elected to annually test for impairment in the fourth quarter of its fiscal year. There was no impairment of goodwill in 2006, 2005 or 2004.

The following table reflects the changes in goodwill during the year (in thousands):

	Year ended December 31,		
	2006	2005	2004
Balance at beginning of year	$ 20,622	$ 15,379	$ 598
Acquisition of businesses during the year	4,843	6,075	14,781
Purchase accounting adjustment related to prior year acquisition	(15)	(820)	—
Contingent purchase price earned on prior year acquisitions	278	—	—
Change in foreign exchange rates during the period	6	(12)	—
Balance at end of year	$ 25,734	$ 20,622	$ 15,379

Accounting for impairment or disposal of long-lived assets

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate the accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS 144 requires recognition of impairment of long-lived assets or asset groups if the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. If the carrying value of a long-lived asset or asset group is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset or asset group for assets to be held and used, or the amount by which the carrying value exceeds the fair market value less cost to dispose for assets to be disposed. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. No impairment was identified during 2006, 2005 or 2004.

Reclassifications

Amounts in prior years' consolidated financial statements are reclassified whenever necessary to conform with the current year's presentation.

New accounting pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) published SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. Statement 151 amends the guidance in Chapter 4, "Inventory Pricing" of ARB No. 43 and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. SFAS 151 also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 was effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SFAS 151 is effective for the Company's 2006 fiscal year and did not have a material impact on the Company's consolidated financial statements.

FASB Interpretation 48 was issued in July 2006 to clarify the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income taxes. The Interpretation defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and will affect many companies' reported results and their disclosures of uncertain tax positions. The Interpretation does not prescribe the type of evidence required to support meeting the more-likely-than-not threshold, stating that it depends on the individual facts and circumstances. The benefit recognized for a tax position meeting the more-likely-than-not criterion is measured based on the largest benefit that is more than 50% likely to be realized. The measurement of the related benefit is determined by considering the probabilities of the amounts that could be realized upon ultimate settlement, assuming the taxing authority has full knowledge of all relevant facts and including expected negotiated settlements with the taxing authority. Interpretation 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006 (the Company's 2007 fiscal year). The Company does not expect this to have a material impact on the consolidated financial statements.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, "Considering the Effects Prior Period Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," ("SAB 108"). SAB 108 provides interpretative guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 was effective for the Company in the fiscal year ended December 31, 2006. The adoption of SAB 108 did not impact the Company's results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which provides guidance for measuring the fair value of assets and liabilities, as well as requires expanded disclosures about fair value measurements. SFAS 157 indicates that fair value should be determined based on the assumptions marketplace participants would use in pricing the asset or liability, and provides additional guidelines to consider in determining the market-based measurement. The Company will be required to adopt SFAS 157 on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently assessing the impact of adopting SFAS 159 on its consolidated financial statements.

Note 2 — Business Acquisitions

On November 2, 2006, PAR Technology Corporation (the "Company") and its wholly owned subsidiary, Par-Siva Corporation (f/k/a PAR Vision Systems Corporation) (the "Subsidiary") acquired substantially all of the assets and assumed certain liabilities of SIVA Corporation ("SIVA"). The purchase price of the assets was approximately $6.9 million including estimated acquisition costs of approximately $177,000. The purchase price consisted of $1.1 million worth of PAR common stock (125,549 shares of PAR Technology Corporation common stock issued out of treasury) and the remainder in cash. The agreement provides for additional contingent purchase price payments based on certain sales based milestones and other conditions. SIVA, based in Delray Beach, Florida, is a developer of software solutions for multi-unit restaurant operations.

On October 4, 2005, the Company and its newly formed, wholly-owned Canadian subsidiary, PixelPoint, ULC (the Canadian Subsidiary), completed their acquisition of PixelPoint Technologies, Inc. (PixelPoint) pursuant to which the Canadian Subsidiary acquired all of the stock of PixelPoint. The purchase price was $7.5 million and consisted of $542,000 in Company common stock (27,210 shares of PAR Technology Corporation common stock issued out of treasury) a promissory note for $671,000 and the remainder in cash. The Company also incurred $344,000 in direct acquisition costs relating to this purchase. The purchase price is also subject to price contingencies based upon future revenue performance against certain established targets. In 2006, $218,000 was earned based on achievement of these targets. Located in suburban Toronto, Ontario, PixelPoint Technologies, Inc. is a supplier of hospitality solutions to full-service restaurants around the globe.

On December 6, 2005, the Company also acquired C³I Associates (C³I), a Government technology services business. The Company paid $589,000 in cash and assumed certain liabilities. The purchase price is also subject to price contingencies based upon future revenue performance against certain established targets. In 2006, $60,000 was earned based on achievement of these targets.

On October 1, 2004, PAR Technology Corporation (the Company) and its wholly-owned subsidiary, PAR Springer-Miller Systems, Inc. (PSMS), completed their previously-announced transaction with Springer-Miller Systems, Inc. (Springer-Miller) and John Springer-Miller pursuant to which PSMS acquired substantially all of the assets (including the 100% equity interests in each of Springer-Miller International, LLC and Springer-Miller Canada, ULC), and assumed certain liabilities, of Springer-Miller. Springer-Miller, based in Stowe, Vermont, is a provider of hospitality management solutions for all types of hospitality enterprises including resort hotels, destination spa and golf properties, timeshare properties and casino resorts worldwide. The purchase price of the net assets acquired was $14,985,000 plus approximately $3,227,000 (an amount equal to the cash and cash equivalents held by Springer-Miller and its subsidiaries at the closing date of the acquisition, October 1, 2004). The Company also incurred $264,000 in direct acquisition costs relating to this purchase. The purchase price consisted of $1,885,000 in Company common stock (310,516 shares of PAR Technology Corporation common stock issued out of treasury) and the remainder in cash.

The total purchase price for each of these acquisitions was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed by the Company based on their estimated fair values as of the respective closing date of the acquisitions. Identifiable intangible assets recorded in the acquisitions are tested for impairment in accordance with the provisions of SFAS 142. The following table presents the estimated fair value of the assets acquired and liabilities assumed:

	2006	2005		2004
(in thousands)	SIVA	PixelPoint	C³I	PSMS
Cash and cash equivalents	$ —	$ 32	$ —	$ 3,227
Other current assets	13	185	8	2,298
Property, plant and equipment	223	122	—	858
Other assets	—	671	—	—
Intangible assets	1,924	1,634	290	7,900
Goodwill	4,843	5,539	536	14,781
Total assets acquired	$ 7,003	$ 8,183	834	29,064
Deferred revenues and customer deposits	110	—	—	8,087
Other current liabilities	—	303	245	1,681
Long-term liabilities	—	—	—	820
Total liabilities assumed	110	303	245	10,588
Purchase price, including acquisition related costs	$ 6,893	$ 7,880	$ 589	$ 18,476

The identifiable intangible assets acquired and their estimated useful lives (based on third-party valuation) are as follows:

(in thousands)	SIVA	PixelPoint	C³I	PSMS	Useful Life
Software costs	$ 1,025	$ 258	$ —	$ 2,800	5 Years
Customer relationships	649	774	270	2,700	5 - 8 Years
Trademarks	250	344	—	2,100	Indefinite
Others	—	258	20	300	3 - 7 Years
	$ 1,924	$ 1,634	$ 290	$ 7,900	

On an unaudited proforma basis, assuming the completed acquisitions had occurred as of the beginning of the periods presented, the consolidated results of the Company would have been as follows (in thousands, except per share amounts):

	Year ended December 31,		
	2006	2005	2004
Revenues	$ 209,723	$ 209,515	$ 191,658
Net income	$ 2,743	$ 6,139	$ 3,306
Earnings per share:			
Basic	$ 0.19	$ 0.44	$ 0.25
Diluted	$ 0.18	$ 0.41	$ 0.23

The unaudited proforma financial information presented above gives effect to purchase accounting adjustments which have resulted or are expected to result from the acquisition. This proforma information is not necessarily indicative of the results that would actually have been obtained had the companies been combined for the periods presented.

Note 3 — Accounts Receivable

The Company's net accounts receivable consist of:

	December 31, (in thousands)	
	2006	2005
Government segment:		
Billed	$ 9,076	$ 8,222
Advanced billings	(1,465)	(2,251)
	7,611	5,971
Hospitality segment:		
Accounts receivable—net	39,180	34,810
	$ 46,791	$ 40,781

At December 31, 2006 and 2005, the Company had recorded allowances for doubtful accounts of $1,850,000 and $1,748,000, respectively, against hospitality accounts receivable. Write-offs of accounts receivable during fiscal years 2006 and 2005 were $747,000 and $1,614,000, respectively.

Note 4 — Inventories

Inventories are used primarily in the manufacture, maintenance, and service of hospitality systems. Inventories are net of related reserves. The components of inventories-net are:

	December 31, (in thousands)	
	2006	2005
Finished goods	$ 9,533	$ 7,217
Work in process	1,667	1,874
Component parts	7,119	4,693
Service parts	17,629	15,778
	$ 35,948	$ 29,562

The Company records reserves for shrinkage and excess and obsolete inventory. At December 31, 2006 and 2005, these amounts were $3,658,000 and $4,189,000, respectively. Write-offs of inventories during fiscal years 2006 and 2005 were $2,453,000 and $3,735,000, respectively.

Note 5 — Property, Plant and Equipment

The components of property, plant and equipment are:

	December 31, (in thousands)	
	2006	2005
Land	$ 253	$ 253
Buildings and improvements	5,669	5,632
Rental property	5,490	5,426
Furniture and equipment	18,264	19,013
	29,676	30,324
Less accumulated depreciation and amortization	(22,141)	(22,280)
	$ 7,535	$ 8,044

The estimated useful lives of buildings and improvements and rental property are twenty to twenty-five years. The estimated useful lives of furniture and equipment ranges from three to eight years. Depreciation expense recorded was $1,921,000, $1,883,000 and $1,571,000 for 2006, 2005 and 2004, respectively.

The Company leases a portion of its headquarters facility to various tenants. Rent received from these leases totaled $1,129,000, $1,038,000 and $1,104,000 for 2006, 2005 and 2004, respectively.

Future minimum rent payments due to the Company under these leases are as follows (in thousands):

2007	$ 893
2008	792
2009	242
2010	242
2011	182
Thereafter	—
	$ 2,351

The Company leases office space under various operating leases. Rental expense on these operating leases was approximately $2,559,000, $2,138,000 and $1,527,000 for 2006, 2005, and 2004, respectively.

Future minimum lease payments under all noncancelable operating leases are (in thousands):

2007	$ 1,852
2008	1,456
2009	1,195
2010	537
2011	223
Thereafter	89
	$ 5,352

Note 6 — Debt

The Company has an aggregate availability of $20,000,000 in unsecured bank lines of credit. One line totaling $12,500,000 bears interest at the bank borrowing rate (6.3% at December 31, 2006). The second line of $7,500,000 allows the Company, at its option, to borrow funds at the LIBOR rate plus the applicable interest rate spread or at the bank's prime lending rate (6.3% at December 31, 2006). These facilities contain certain loan covenants including a leverage ratio of not greater than 4 to 1 and a fixed charge coverage ratio of not less than 3.5 to 1. These lines expire in April 2009. The Company was in compliance with all loan covenants on December 31, 2006. At December 31, 2006 and 2005, there was $7,713,000 and $3,500,000 outstanding under these lines, respectively. The weighted average interest rate paid by the Company during 2006 was 6.6% and 5.6% during 2005.

In 2006, the Company borrowed $6,000,000 under an unsecured term loan agreement with a bank in connection with the acquisition of SIVA Corporation. The loan provides for interest only payments in the first year and escalating principal payments through 2012. The loan bears interest at the LIBOR rate plus applicable interest rate spread (6.3% at December 31, 2006).

The Company has a $1,948,000 mortgage collateralized by certain real estate. The annual mortgage payment including interest totals $226,000. The mortgage bears interest at a fixed rate of 7% and matures in 2010. The Company's future principal payments under its term loan and mortgage are as follows (in thousands):

2007	$ 240
2008	772
2009	1,079
2010	2,933
2011	1,575
2012	1,349
Thereafter	—
	$ 7,948

Note 7 — Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R *Share-Based Payment* (SFAS 123R) on a modified prospective basis. This standard requires the Company to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. The cost is recognized as compensation expense over the vesting period of the awards. Total stock based compensation expense included in selling, general and administrative expense for the year ended December 31, 2006 was $334,000. This amount includes $20,000 related to restricted stock awards. As a result of the adoption of SFAS 123R, both operating income and income before taxes for the year ended December 31, 2006 were reduced by $334,000. Net income was reduced by $310,000 or $0.02 per basic and diluted share. No compensation expense has been capitalized during the fiscal year 2006.

Prior to adopting SFAS 123R on January 1, 2006, the Company's equity based employee compensation awards were accounted for under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. For the year ended December 31, 2005 and 2004, no equity option based employee compensation cost is reflected in net income, as all options granted under the Company's stock option plans had an exercise price equal to the underlying common stock price on the date of grant.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions to equity based employee compensation (in thousands, except per share data):

		2005		2004
Net income	$	9,432	$	5,635
Compensation expense, net of tax		(410)		(354)
Proforma net income	$	9,022	$	5,281
Earnings per share:				
As reported: Basic	$	0.68	$	0.43
Diluted	$	0.64	$	0.41
Proforma: Basic	$	0.65	$	0.40
Diluted	$	0.62	$	0.38

In 2005, the Company's 1995 Stock Option plan expired. The 2005 Equity Incentive Plan was approved by the shareholders at the Company's 2006 Annual Meeting. The Company has reserved 1,000,000 shares under its 2005 Equity Incentive Plan. Stock options under this Plan may be incentive stock options or nonqualified stock options. The Plan also provides for restricted stock awards. Stock options are nontransferable other than upon death. Option grants generally vest over a one to five year period after the grant and typically expire ten years after the date of the grant.
Information with respect to this plan is as follows:

	No. of Shares (in thousands)		Weighted Average Exercise Price		Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2005	1,037	$	4.03	$	15,008
Options granted	165		9.05		
Exercised	(47)		3.74		
Forfeited and cancelled	(16)		14.71		
Outstanding at December 31, 2006	1,139	$	4.62	$	5,012
Vested and expected to vest at December 31, 2006	1,123	$	4.57	$	4,998
Total shares exercisable as of December 31, 2006	763	$	3.22	$	4,423
Shares remaining available for grant	832				

The weighted average grant date fair value of options granted during the years 2006, 2005 and 2004 was $3.69, $4.78 and $2.85, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $670,000, $10,310,000 and $1,259,000, respectively. The fair value of options at the date of the grant was estimated using the Black-Scholes model with the following assumptions for the respective period ending December 31:

	2006	2005	2004
Expected option life	4.5 Years	5 Years	5 Years
Weighted average risk-free interest rate	4.6%	3.5%	3.2%
Weighted average expected volatility	50%	43%	42%
Expected dividend yield	0%	0%	0%

For the years ended December 31, 2006 and 2005, the expected option life was based on the Company's historical experience with similar type options. Expected volatility is based on historical volatility levels of the Company's common stock over the preceding period of time consistent with the expected life. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life.

Stock options outstanding at December 31, 2006 are summarized as follows:

Range of Exercise Prices	Number Outstanding (in thousands)	Weighted Average Remaining Life	Weighted Average Exercise Price
$ 1.25 - $ 3.17	578	3.9 Years	$ 2.22
$ 3.18 - $ 7.25	341	7.2 Years	$ 5.59
$ 7.26 - $ 11.40	220	9.3 Years	$ 9.40
$ 1.25 - $ 11.40	1,139	5.9 Years	$ 4.62

At December 31, 2006, the aggregate unrecognized compensation cost of unvested options, as determined using a Black-Scholes option valuation model, was $873,000 (net of estimated forfeitures) which is expected to be recognized as compensation expense in fiscal years 2007 through 2011.

Current year activity with respect to the Company's nonvested stock options is as follows:

Nonvested shares (in thousands)	Shares	Weighted Average grant-date fair value
Balance at January 1, 2006	396	$ 3.19
Granted	165	3.69
Vested	(170)	2.52
Forfeited and cancelled	(15)	1.73
Balance at December 31, 2006	376	$ 3.58

During 2006, the Company issued 17,800 restricted stock awards at a per share price of $0.02. These awards vest over various periods ranging from 6 to 60 months.

Note 8 — Income Taxes

The provision for income taxes consists of:

	Year ended December 31, (in thousands)		
	2006	2005	2004
Current income tax:			
Federal	$ 1,565	$ 3,312	$ 312
State	346	679	164
Foreign	319	154	239
	2,230	4,145	715
Deferred income tax:			
Federal	802	1,196	2,259
State	114	17	225
Foreign	—	—	530
	916	1,213	3,014
Provision for income taxes	$ 3,146	$ 5,358	$ 3,729

Deferred tax liabilities (assets) are comprised of the following at:

	December 31, (in thousands)	
	2006	2005
Software development expense	$ 493	$ 521
Intangible assets	528	137
Gross deferred tax liabilities	1,021	658
Allowances for bad debts, inventory and warranty	(3,821)	(3,396)
Capitalized inventory costs	(105)	(67)
Employee benefit accruals	(555)	(504)
Federal net operating loss carryforward	—	(254)
State net operating loss carryforward	(81)	(123)
Tax credit carryforwards	(617)	(1,393)
Other	(328)	(410)
Gross deferred tax assets	(5,507)	(6,147)
Net deferred tax asset	$ (4,486)	$ (5,489)

The Company has Federal tax credit carryforwards of $498,000 that expire in various tax years from 2014 to 2016. The Company also has state tax credit carryforwards of $181,000 and state net operating loss carryforwards of $2,337,000 which expire in various tax years through 2026. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the historical level of taxable income and projections for future taxable income, management believes it is more likely than not the Company will realize the benefit of the deferred tax assets. Accordingly, no deferred tax valuation allowance was recorded at December 31, 2006 and 2005.

The provision for income taxes differed from the provision computed by applying the Federal statutory rate to income before taxes due to the following:

	Year ended December 31,		
	2006	2005	2004
Federal statutory tax rate	34.0%	34.0%	34.0%
State taxes	3.9	3.1	3.6
Extraterritorial income exclusion	(2.4)	(1.4)	(1.0)
Non deductible expenses	1.9	.5	.5
Tax credits	(1.0)	(0.6)	(0.4)
Foreign income taxes	—	.5	2.7
Other	(0.9)	0.1	0.4
	35.5%	36.2%	39.8%

Note 9 — Employee Benefit Plans

The Company has a deferred profit-sharing retirement plan that covers substantially all employees. The Company's annual contribution to the plan is discretionary. The Company contributed $880,000, $1,985,000 and $1,130,000 to the Plan in 2006, 2005 and 2004, respectively. The plan also contains a 401(k) provision that allows employees to contribute a percentage of their salary up to the statutory limitation. These contributions are matched at the rate of 10% by the Company. The Company's matching contributions under the 401(k) component were $348,000, $297,000 and $228,000 in 2006, 2005, and 2004, respectively.

The Company also maintains an incentive-compensation plan. Participants in the plan are key employees as determined by the Board of Directors and executive management. Compensation under the plan is based on the achievement of predetermined financial performance goals of the Company and its subsidiaries. Awards under the plan are payable in cash. Awards under the plan totaled $707,000, $1,258,000 and $682,000 in 2006, 2005 and 2004, respectively.

The Company also sponsors an unfunded Deferred Compensation Plan for a select group of highly compensated employees that includes the Executive Officers. The Deferred Compensation Plan was adopted effective March 4, 2004. Participants may make elective deferrals of their salary to the plan in excess of tax code limitations that apply to the Company's qualified plan. The Company invests the participants deferred amounts to fund these obligations. The Company also has the sole discretion to make employer contributions to the plan on the behalf of the participants, though it did not make any employer contributions in 2006, 2005 and 2004.

Note 10 — Contingencies

The Company is subject to legal proceedings, which arise in the ordinary course of business. Additionally, U.S. Government contract costs are subject to periodic audit and adjustment. In the opinion of management, the ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or cash flows of the Company.

Note 11 — Segment and Related Information

The Company's reportable segments are strategic business units that have separate management teams and infrastructures that offer different products and services.

The Company has two reportable segments, Hospitality and Government. The Hospitality segment offers integrated solutions to the hospitality industry. These offerings include industry leading hardware and software applications utilized at the point-of-sale, back of store and corporate office. This segment also offers customer support including field service, installation, twenty-four hour telephone support and depot repair. The Government segment provides technical expertise in the development of advanced technology prototype systems primarily for the U.S. Department of Defense and other U.S. Governmental agencies. It provides services for operating and maintaining certain U.S. Government-owned communication and test sites, and for planning, executing and evaluating experiments involving new or advanced radar systems. It is also involved in developing technology to track mobile chassis. Intersegment sales and transfers are not significant.

Information as to the Company's segments is set forth below:

	Year ended December 31, (in thousands)		
	2006	2005	2004
Revenues:			
Hospitality	$ 145,216	$ 149,457	$ 124,969
Government	63,451	56,182	49,915
Total	$ 208,667	$ 205,639	$ 174,884
Operating income (loss):			
Hospitality	$ 5,051	$ 10,864	$ 5,657
Government	4,267	3,470	2,868
Other	(334)	—	—
	8,984	14,334	8,525
Other income, net	617	743	1,134
Interest expense	(734)	(287)	(295)
Income before provision for income taxes	$ 8,867	$ 14,790	$ 9,364
Identifiable assets:			
Hospitality	$ 123,958	$ 106,529	$ 91,432
Government	10,898	9,015	9,909
Other	7,940	9,605	10,411
Total	$ 142,796	$ 125,149	$ 111,752
Goodwill:			
Hospitality	$ 25,138	$ 20,086	$ 15,379
Government	596	536	—
Total	$ 25,734	$ 20,622	$ 15,379
Depreciation and amortization:			
Hospitality	$ 3,453	$ 3,321	$ 2,276
Government	42	80	208
Other	389	354	328
Total	$ 3,884	$ 3,755	$ 2,812
Capital expenditures:			
Hospitality	$ 903	$ 1,385	$ 1,348
Government	14	74	—
Other	272	223	250
Total	$ 1,189	$ 1,682	$ 1,598

The following table presents revenues by country based on the location of the use of the product or services.

	2006	2005	2004
United States	$ 181,482	$ 183,383	$ 158,407
Other Countries	27,185	22,256	16,477
Total	$ 208,667	$ 205,639	$ 174,884

The following table presents assets by country based on the location of the asset.

	2006	2005	2004
United States	$ 135,337	$ 119,627	$ 105,073
Other Countries	7,459	5,522	6,679
Total	$ 142,796	$ 125,149	$ 111,752

Customers comprising 10% or more of the Company's total revenues are summarized as follows:

	2006	2005	2004
Hospitality segment:			
McDonald's Corporation	26%	28%	32%
Yum! Brands, Inc.	14%	13%	19%
Government segment:			
U.S. Department of Defense	30%	27%	29%
All Others	30%	32%	20%
	100%	100%	100%

Note 12 — Fair Value of Financial Instruments

Estimated fair values of financial instruments classified as current assets or liabilities approximate carrying values due to the short-term nature of the instruments. Such current assets and liabilities include cash and cash equivalents, accounts receivable, borrowings under lines of credit, current portion of long-term debt and accounts payable. The estimated fair values of the Company's long-term debt at December 31, 2006 and 2005 is based on variable and fixed interest rates at December 31, 2006 and 2005, respectively, for new issues with similar remaining maturities and approximates respective carrying values at December 31, 2006 and 2005.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Note 13 — Related Party Transactions

The Company leases its corporate wellness facility to related parties at a current rate of $9,775 per month. The Company receives a complimentary membership to this facility which is provided to all employees. During 2006, 2005, and 2004 the Company received rental income amounting to $117,300 for the lease of the facility. All lease payments are current at December 31, 2006.

The Company also leases office space from an officer of one of its subsidiaries. The lease is for a period of five years beginning on October 1, 2004 at an annual rate of $360,000. In 2006, 2005 and 2004, the Company paid $360,000, $360,000 and $90,000, respectively, to the officer under this lease.

Note 14 — Selected Quarterly Financial Data (Unaudited)

2006	Quarter ended (in thousands except per share amounts)			
	March 31	June 30	September 30	December 31
Net revenues	$ 52,597	$ 53,343	$ 48,534	$ 54,193
Gross margin	14,363	14,911	12,177	14,058
Net income	2,012	2,338	550	821
Basic earnings per share	0.14	0.16	0.04	0.06
Diluted earnings per share	0.14	0.16	0.04	0.06

2005	Quarter ended (in thousands except per share amounts)			
	March 31	June 30	September 30	December 31
Net revenues	$ 48,757	$ 51,220	$ 52,197	$ 53,465
Gross margin	11,869	13,460	14,157	16,100
Net income	1,306	2,351	2,543	3,232
Basic earnings per share	0.10	0.17	0.18	0.23
Diluted earnings per share	0.09	0.16	0.17	0.22

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAR TECHNOLOGY CORPORATION

March 16, 2007

John W. Sammon, Jr.

John W. Sammon, Jr.
Chairman of the Board and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
John W. Sammon, Jr. John W. Sammon, Jr.	Chairman of the Board and President (Principal Executive Officer) and Director	March 16, 2007
Charles A. Constantino Charles A. Constantino	Executive Vice President and Director	March 16, 2007
Sangwoo Ahn Sangwoo Ahn	Director	March 16, 2007
James A. Simms James A. Simms	Director	March 16, 2007
Paul D. Nielsen Paul D. Nielsen	Director	March 16, 2007
Kevin R. Jost Kevin R. Jost	Director	March 16, 2007
Ronald J. Casciano Ronald J. Casciano	Vice President, Chief Financial Officer & Treasurer	March 16, 2007

LIST OF EXHIBITS

Exhibit No.	Description of Instrument	
3.1	Certificate of Incorporation, as amended	Filed as Exhibit 3(i) to the Quarterly Report on Form 10Q for the period ended June 30, 2006, of PAR Technology Corporation and incorporated herein by reference.
3.3	By-laws, as amended.	Filed as Exhibit 3.1 to Registration Statement on Form S-2 (Registration No. 333-04077) of PAR Technology Corporation incorporated herein by reference.
4	Specimen Certificate representing the Common Stock.	Filed as Exhibit 3.1 to Registration Statement on Form S-2 (Registration No. 333-04077) of PAR Technology Corporation incorporated herein by reference.
10.1	Letter of Agreement with Sandman - SCI Corporation	Filed as Exhibit 10.1 to Form S-3/A (Registration No. 333-102197) of PAR Technology Corporation incorporated herein by reference.
10.2	Asset Purchase Agreement dated October 27, 2006. By and among PAR Technology Corporation, Par-Siva Corporation and SIVA Corporation.	Filed as Exhibit 10.1 to the current report on Form 8K dated November 8, 2006 of PAR Technology Corporation and incorporated herein by reference.
10.3	JP Morgan term loan.	Filed as Exhibit 10.3 to the Annual Report on Form 10-K for the year ended December 31, 2006 of PAR Technology Corporation and incorporated herein by reference.
10.4	2005 Equity Incentive Plan of PAR Technology Corporation	Filed as Exhibit 4.2 to Form S-8 (Registration No. 333-137647) of PAR Technology Corporation and incorporated herein by reference.
10.5	Form of Stock Option Award Agreement	Filed as Exhibit 4.3 to Form S-8 (Registration No. 333-137647) of PAR Technology Corporation and incorporated herein by reference.

LIST OF EXHIBITS (CONTINUED)

Exhibit No.	Description of Instrument	
10.6	Form of Restricted Stock Award Agreement	Filed as Exhibit 4.4 to Form S-8 (Registration No. 333-137647) of PAR Technology Corporation and incorporated herein by reference.
22	Subsidiaries of the registrant	
23	Consent of Independent Registered Public Accounting Firm	
31.1	Certification of Chairman of the Board and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
31.2	Certification of Vice President, Chief Financial Officer and Treasurer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
32.1	Certification of Chairman of the Board and Chief Executive Officer and Vice President, Chief Financial Officer and Treasurer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

Exhibit 22

Subsidiaries of PAR Technology Corporation

Name	State of Incorporation
ParTech, Inc.	New York
PAR Springer-Miller Systems, Inc.	Delaware
PAR Government Systems Corporation	New York
Rome Research Corporation	New York
Par Siva Corporation	New York
Ausable Solutions, Inc.	Delaware
PixelPoint ULC	Canada

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
PAR Technology Corporation:

We consent to the incorporation by reference in the registration statements (No. 33-119828, 33-04968, 33-39784, 33-58110, 33-63095 and 333-137647) on Form S-8 and the registration statement (No. 333-102197) on Form S-3 of PAR Technology Corporation of our reports dated March 15, 2007, with respect to the consolidated balance sheets of PAR Technology Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of PAR Technology Corporation.

Our report dated March 15, 2007 on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, contains an explanatory paragraph that states PAR Technology Corporation acquired SIVA Corporation on November 2, 2006, and management excluded from its assessment of the effectiveness of PAR Technology Corporation's internal control over financial reporting as of December 31, 2006, SIVA Corporation's internal control over financial reporting associated with total assets, net revenues, and income before provision for income taxes comprising 4.8%, 0.02%, and (6.9%), respectively, of the consolidated total assets, net revenues, and income before provision for income taxes of PAR Technology Corporation and subsidiaries as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of PAR Technology Corporation also excluded an evaluation of the internal control over financial reporting of SIVA Corporation.

As discussed in notes 1 and 7 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

KPMG LLP

Syracuse, New York
March 15, 2007

Exhibit 31.1

PAR TECHNOLOGY CORPORATION STATEMENT OF EXECUTIVE OFFICER

I, John W. Sammon, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of PAR Technology Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrants fourth fiscal quarter in the case of an annual report) and that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2007

John W. Sammon, Jr.

John W. Sammon, Jr.
Chairman of the Board and Chief Executive Officer

Exhibit 31.2

PAR TECHNOLOGY CORPORATION STATEMENT OF EXECUTIVE OFFICER

I, Ronald J. Casciano, certify that:

1. I have reviewed this annual report on Form 10-K of PAR Technology Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrants fourth fiscal quarter in the case of an annual report) and that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2007

Ronald J. Casciano

Ronald J. Casciano
Vice President, Chief Financial Officer & Treasurer

Exhibit 32.1

PAR TECHNOLOGY CORPORATION
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of PAR Technology Corporation (the Company) on Form 10-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the Report), we, John W. Sammon, Jr. and Ronald J. Casciano, Chairman of the Board & Chief Executive Officer and Vice President, Chief Financial Officer & Treasurer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of our knowledge:

(1) The Report fully complies with the requirement of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

John W. Sammon, Jr.

John W. Sammon, Jr.
Chairman of the Board & Chief Executive Officer
March 16, 2007

Ronald J. Casciano

Ronald J. Casciano
Vice President, Chief Financial Officer & Treasurer
March 16, 2007

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among PAR Technology Corporation, The S & P 500 Index
And A Peer Group


$1,200
$1,000
$800
$600
$400
$200
$0
12/01
12/02
12/03
12/04
12/05
12/06
PAR Technology Corporation
S & P 500
Peer Group

	12/01	12/02	12/03	12/04	12/05	12/06
PAR Technology Corporation	100.00	265.38	307.31	435.38	1067.69	520.38
S & P 500	100.00	77.90	100.24	111.15	116.61	135.03
Peer Group	100.00	91.55	135.33	210.66	290.19	288.28

*$100 invested on 12/31/01 in stock or index-including reinvestment of dividend. Fiscal year ending December 31.

PAR Technology Corporation
8383 Seneca Turnpike • New Hartford, NY 13413-4991
www.partech.com

END

PTC
NYSE